Exhibit (a)(1)(A)

Offer to Purchase for Cash

All Outstanding Shares of Common Stock

of

BigBand Networks, Inc.

at

$2.24 Net Per Share

by

Amsterdam Acquisition Sub, Inc.

a wholly owned subsidiary of

ARRIS Group, Inc.

THE OFFER AND WITHDRAWAL RIGHTS WILL EXPIRE AT 12:00 MIDNIGHT, NEW YORK CITY TIME, ON FRIDAY, NOVEMBER 18, 2011, UNLESS THE OFFER IS EXTENDED.

This Offer to Purchase is being made pursuant to an Agreement and Plan of Merger, dated as of October 10, 2011 (the “Merger Agreement”), by and among ARRIS Group, Inc., a Delaware corporation (“Parent”), Amsterdam Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of Parent (the “Purchaser”), and BigBand Networks, Inc., a Delaware corporation (“BigBand”).

The board of directors of BigBand has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer (as defined herein) and the Merger (as defined herein), are advisable and in the best interests of and are fair to BigBand and its stockholders; (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the stockholders of BigBand accept the Offer and tender their Shares (as defined below) pursuant to the Offer, and, to the extent necessary or advisable in connection with the transactions contemplated by the Merger Agreement, that the stockholders of BigBand adopt the Merger Agreement.

There is no financing condition to the Offer. The Offer is conditioned on there being, prior to the expiration of the Offer, validly tendered and not withdrawn in accordance with the terms of the Offer, a number of shares of BigBand’s common stock, par value $0.001 per share (the “Shares”), that, together with the Shares then owned by Parent or the Purchaser, if any, represents at least a majority of the sum of (A) all then outstanding Shares and (B) Shares underlying options to purchase Shares under any of BigBand’s equity incentive plans that are then exercisable by their terms with a per share exercise price less than the Offer Price (as defined herein) (the “Minimum Condition”). The Offer is also subject to the satisfaction of certain other conditions set forth in this Offer to Purchase. See Section 14—“Conditions of the Offer.”

Questions and requests for assistance may be directed to Morrow & Co., LLC, which is acting as the information agent for the Offer (the “Information Agent”) at the address and telephone number set forth on the back cover of this Offer to Purchase. Requests for additional copies of this Offer to Purchase, the Letter of Transmittal (as defined herein) and the Notice of Guaranteed Delivery (as defined herein) may be directed to the Information Agent. Stockholders may also contact their brokers, dealers, commercial banks, trust companies or other nominees for assistance concerning the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, CT 06902

(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400

Stockholders Call Toll Free: (877) 757-5405

E-mail: bigband.info@morrowco.com

October 21, 2011

IMPORTANT

Stockholders desiring to tender Shares must:

1.	For Shares that are registered in the name of a broker, dealer, commercial bank, trust company or other nominee:

•

contact the broker, dealer, commercial bank, trust company or other nominee and request that the broker, dealer, commercial bank, trust company or other nominee tender the Shares to the Purchaser before the expiration of the Offer.

2.	For Shares that are registered in the stockholder’s name and held in book-entry form:

•

complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal or prepare an Agent’s Message (as defined in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase);

•	if using the Letter of Transmittal, have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 of the Letter of Transmittal;

•

deliver an Agent’s Message or the Letter of Transmittal (or a manually signed facsimile) and any other required documents to American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), at its address on the back of this Offer to Purchase; and

•	transfer the Shares through book-entry transfer into the account of the Depositary.

3.	For Shares that are registered in the stockholder’s name and held as physical certificates:

•	complete and sign the Letter of Transmittal (or a manually signed facsimile) in accordance with the instructions in the Letter of Transmittal;

•	have the stockholder’s signature on the Letter of Transmittal guaranteed if required by Instruction 1 to the Letter of Transmittal; and

•

deliver the Letter of Transmittal (or a manually signed facsimile), the certificates for such Shares and any other required documents to the Depositary, at its address on the back of this Offer to Purchase.

The Letter of Transmittal, the certificates for the Shares and any other required documents must be received by the Depositary before the expiration of the Offer, unless the procedures for guaranteed delivery described in Section 3—“Procedure for Tendering Shares” of this Offer to Purchase are followed. The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder.

SCHEDULE I –	INFORMATION RELATING TO DIRECTORS AND EXECUTIVE OFFICERS OF PARENT AND PURCHASER	I-1

SUMMARY TERM SHEET

Securities Sought:	All outstanding shares of common stock, par value $0.001 per share, of BigBand Networks, Inc.

Price Offered Per Share:	$2.24 net to you in cash, without interest and less applicable withholding taxes.

Scheduled Expiration of Offer:	12:00 midnight, New York City time, on Friday, November 18, 2011, unless extended.

The Purchaser:	Amsterdam Acquisition Sub, Inc., a wholly owned subsidiary of Parent.

BigBand Board Recommendation:	BigBand’s board of directors has unanimously recommended that you accept the Offer and tender your Shares.

The following are some of the questions you, as a stockholder of BigBand, may have and our answers to those questions. We urge you to read carefully the remainder of this Offer to Purchase and the Letter of Transmittal in their entirety because the information in this summary is not complete. Additional important information is contained in the remainder of this Offer to Purchase and in the Letter of Transmittal. In this Offer to Purchase, unless the context otherwise requires, the terms “we”, “our”, “us” and the “Purchaser” refer to Amsterdam Acquisition Sub, Inc., the term “Parent” refers to ARRIS Group, Inc. and the term “BigBand” or the “Company” refers to BigBand Networks, Inc.

Who is offering to buy my Shares?

Our name is Amsterdam Acquisition Sub, Inc. We are a Delaware corporation and a wholly owned subsidiary of ARRIS Group, Inc. We were formed for the purpose of acquiring all of the issued and outstanding Shares. See the “Introduction” to this Offer to Purchase and Section 9—“Certain Information Concerning Parent and the Purchaser.”

What is the class and amount of securities being sought in the Offer?

We are offering to purchase all of the issued and outstanding shares of common stock, par value $0.001 per share, of BigBand on the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”). See the “Introduction” to this Offer to Purchase and Section 1—“Terms of the Offer.” We refer to one share of BigBand common stock as a “Share.”

How much are you offering to pay and in what form of payment?

We are offering to pay $2.24, net to you in cash, without interest and less applicable withholding taxes (such price, or any different price per Share as may be paid in the Offer, is referred to as the “Offer Price”), for each Share validly tendered and not withdrawn in accordance with the terms of the Offer.

What does the board of directors of BigBand think of the Offer?

The Offer is being made pursuant to the Merger Agreement. BigBand’s board of directors has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and are fair to BigBand and its stockholders; (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger;

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and (iii) recommended that the stockholders of BigBand accept the Offer and tender their Shares pursuant to the Offer, and, to the extent necessary or advisable in connection with the transactions contemplated by the Merger Agreement, that the stockholders of BigBand adopt the Merger Agreement. See the “Introduction” to this Offer to Purchase and Section 11—“Background of the Offer; Past Contacts, Negotiations and Transactions.”

Have any BigBand stockholders agreed to tender their Shares?

Yes. Each of Redpoint Omega Associates, LLC, Redpoint Omega, LLC, Redpoint Associates I, LLC, Redpoint Technology Partners A-1, L.P., Redpoint Technology Partners Q-1, L.P., Redpoint Ventures I, L.P. and ValueAct SmallCap Master Fund, L.P. (collectively, the “Tender Agreement Stockholders”) has entered into a tender and voting agreement with Parent and the Purchaser, which provides, among other things, that each Tender Agreement Stockholder will tender their Shares in the Offer (the “Tender Agreement”). The Tender Agreement Stockholders may only withdraw their Shares from the Offer once tendered if (i) the Offer has been terminated or has expired, in each case, in accordance with the terms of the Merger Agreement, or the Merger Agreement has been terminated in accordance with its terms or (ii) the Tender Agreement has terminated as a result of the earlier to occur of (A) the termination of the Merger Agreement in accordance with its terms, (B) the termination or expiration of the Offer, without any Shares being accepted for payment thereunder, (iii) the Effective Time, (iv) the amendment of the terms of the Offer to reduce the price for the Shares and (v) March 31, 2012. The Shares subject to the Tender Agreement represent approximately 31.4% of the Shares outstanding as of October 14, 2011. See the “Introduction” to this Offer to Purchase and Section 13—“The Merger Agreement; Other Agreements.”

What is the market value of my Shares as of a recent date?

On October 10, 2011, the last trading day before we announced the execution of the Merger Agreement, the closing price of BigBand’s common stock reported on the NASDAQ Global Select Market (“NASDAQ GS”) was $1.27 per Share. On October 20, 2011, the last full day before commencement of the Offer, the closing price of BigBand’s common stock reported on NASDAQ GS was $2.24 per Share. We advise you to obtain a recent quotation for BigBand’s common stock in deciding whether to tender your Shares. See Section 6—“Price Range of the Shares; Dividends on the Shares.”

Will I have to pay any fees or commissions?

If you are the record owner of your Shares and you tender your Shares to the Purchaser in the Offer, you will not have to pay brokerage fees or similar expenses. If you own your Shares through a broker or other nominee, and your broker or other nominee tenders your Shares on your behalf, your broker or nominee may charge you a fee for doing so. You should consult your broker or other nominee to determine whether any charges will apply. See the “Introduction” to this Offer to Purchase.

Do you have the financial resources to make payment?

Yes. We estimate that we will need approximately $177.6 million to purchase all of the Shares pursuant to the Offer and to consummate the Merger (which estimate includes payments in respect of (i) outstanding options with an exercise price of less than the Offer Price; (ii) certain outstanding restricted stock units the vesting of which will be accelerated pursuant to change of control provisions in agreements with certain BigBand directors and officers; and (iii) bonus payments to certain BigBand officers and employees payable as a result of the transactions contemplated by the Merger Agreement) and to pay related fees and expenses. The Offer is not conditioned upon our ability to finance the purchase of Shares pursuant to the Offer. Parent will use cash on hand to fund the purchase of the Shares in the Offer. As of September 30, 2011, Parent had approximately $590.6 million of cash, cash equivalents, short-term investments and other marketable securities that can be used to fund the purchase of the Shares. See Section 10—“Source and Amount of Funds.”

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Is your financial condition relevant to my decision to tender my Shares in the Offer?

No. Our financial condition is not relevant to your decision to tender Shares in the Offer because the Offer is being made for all outstanding Shares, the form of payment consists solely of cash and the Offer is not subject to any financing condition. We have arranged for sufficient funds, including the receipt of funds from Parent, to pay for all Shares validly tendered and not withdrawn in accordance with the terms of the Offer and to provide funding for the Merger that is expected to follow the completion of the Offer. See Section 10—“Source and Amount of Funds.”

What is the “Minimum Condition” to the Offer?

We are not obligated to purchase any Shares in the Offer unless there has been validly tendered and not withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares then owned by Parent or the Purchaser, if any, represents at least a majority of the sum of (A) all then outstanding Shares and (B) Shares underlying options to purchase Shares under any of BigBand’s equity incentive plans that are then exercisable by their terms with a per share exercise price less than the Offer Price. We refer to this condition as the “Minimum Condition.”

What are the conditions to the Offer other than the Minimum Condition?

In addition to the Minimum Condition, we are not obligated to purchase any Shares that are validly tendered and not withdrawn in accordance with the terms of the Offer if:

•

any applicable waiting period (and any extensions thereof) under the Hart-Scott-Rodino Act Antitrust Improvements Act of 1976 (the “HSR Act”) applicable to the transactions contemplated by the Merger Agreement has not expired or been terminated (the “HSR Condition”);

•

any governmental authority of competent jurisdiction in the United States has (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger in the United States, (ii) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States or (iii) commenced any legal proceeding seeking any of the consequences referred to in clause (i) and (ii) above;

•

the representations and warranties of BigBand set forth in the Merger Agreement are not true and correct as of immediately prior to the expiration of the Offer with the same force and effect as if made on and as of such date, except (i) for any failure to be so true and correct which does not have, individually or in the aggregate, a BigBand Material Adverse Effect (as defined below), (ii) for changes contemplated by the Merger Agreement and (iii) for those representations and warranties which address matters only as of a particular date, which representations and warranties will be true and correct as of such particular date, except for any failure to be so true and correct as of such particular date which does not have, individually or in the aggregate, a BigBand Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of the representations and warranties of BigBand set forth in the Merger Agreement for purposes of this paragraph, all “BigBand Material Adverse Effect” qualifications set forth in such representations and warranties will be disregarded;

•

in the event that the exercise of the “Top-Up Option” (as defined below) is necessary to ensure that we or Parent owns at least 90% of the issued and outstanding Shares after the closing of the Offer, there exists under applicable law any restriction or legal impediment on our ability and right to exercise the Top-Up Option;

•	BigBand has failed to perform or comply in all material respects the obligations that are to be performed or complied by it under the Merger Agreement at or prior to the expiration date of the Offer;

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•	any BigBand Material Adverse Effect has arisen or occurred following the execution and delivery of the Merger Agreement that is continuing as of immediately prior to the expiration of the Offer; or

•	the Merger Agreement has been properly and validly terminated in accordance with its terms.

After entering into the Merger Agreement, Parent, Purchaser and BigBand have determined that no filings will be required under the HSR Act in connection with the Offer and the Merger. As a result, the HSR Condition described in the first bullet above has been satisfied.

How long do I have to decide whether to tender in the Offer?

You have until the expiration of the Offer to tender. Unless we extend the expiration of the Offer, you will have until 12:00 midnight, New York City time, on Friday, November 18, 2011, to tender your Shares in the Offer. The Offer may be extended pursuant to, and in accordance with, the terms of the Merger Agreement or as may be required by applicable law. If you cannot deliver everything that is required to tender your Shares by that time, you may be able to use a guaranteed delivery procedure, which is described later in this Offer to Purchase. See Section 1—“Terms of the Offer” and Section 3—“Procedure for Tendering Shares.”

Can the Offer be extended and under what circumstances?

Yes. We have agreed in the Merger Agreement that:

•

We will extend the Offer for any period required by any law or order, or any rule, regulation, interpretation or position of the Securities and Exchange Commission (“SEC”) or its staff or NASDAQ, in any such case that is applicable to the Offer.

•

In the event that all of the conditions to the Offer, including the Minimum Condition or any of the other conditions set forth in the Merger Agreement, are not satisfied or waived (if permitted thereunder) as of any then scheduled expiration of the Offer, we will extend the Offer for successive extension periods of 10 Business Days (as defined in the Merger Agreement) each (or any longer period as may be approved in advance by BigBand) in order to permit the satisfaction of all of the conditions to the Offer.

•

In the event that an Acquisition Proposal (as defined below) has been publicly announced or has been publicly disclosed and has not been withdrawn or otherwise abandoned as of any then scheduled expiration of the Offer, we will extend the Offer for an extension period of 10 Business Days (or any longer period as may be approved in advance by BigBand).

•

If any material amendment to any Acquisition Proposal described in the preceding bullet point has been publicly announced or has been publicly disclosed and has not been withdrawn or otherwise abandoned as of any then scheduled expiration of the Offer, we will extend the Offer for successive extensions of five Business Days (or any longer period as may be approved in advance by BigBand).

Provided, however, that the foregoing will not (i) obligate us to extend the scheduled expiration of the Offer beyond March 31, 2012 or (ii) be deemed to impair, limit or otherwise restrict in any manner the right of the parties to terminate the Merger Agreement pursuant to its terms. Further, we are not required to extend the Offer in the circumstances described in the third and fourth bullet points above on more than three occasions. See Section 1—“Terms of the Offer” for additional information about our obligations to extend the Offer.

Will you provide a subsequent offering period?

If upon the acceptance for payment of, and payment for, all Shares validly tendered and not withdrawn pursuant to the Offer, we do not beneficially own at least 90% of the Shares then outstanding (assuming exercise in full of the “Top-Up Option” described below), we may, at our sole discretion, and we reserve the right to, provide for a “subsequent offering period” (within the meaning of Rule 14d-11 promulgated under the Securities Exchange Act of 1934 (the “Exchange Act”)) of not less than three nor more than 20 business days immediately following the expiration of the Offer.

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During any subsequent offering period, if we provide one, you would be permitted to tender, but not withdraw, your Shares (whether tendered prior to or during any subsequent offering period) and receive the Offer Price, net to you in cash, without interest and less applicable withholding taxes. Parent will provide or cause to be provided to us on a timely basis the funds necessary to pay for any Shares that we become obligated to purchase during such subsequent offering period. See Section 1—“Terms of the Offer” and Section 13—“The Merger Agreement; Other Agreements.”

How will I be notified if the Offer is extended or a subsequent offering period is provided?

If we extend the Offer or provide a subsequent offering period, we will inform American Stock Transfer & Trust Company, LLC, the depositary for the Offer (the “Depositary”), and notify BigBand stockholders by making a public announcement of an extension or a subsequent offering period, before 9:00 a.m., New York City time, on the business day after the day on which the Offer was scheduled to expire. See Section 1—“Terms of the Offer.”

How do I tender my Shares?

To tender your Shares, you must deliver the certificates representing your Shares, together with a completed Letter of Transmittal, to the Depositary before the Offer expires. If your Shares are held in street name through a broker, dealer, commercial bank, trust company or other nominee, you must contact the institution that holds your Shares and give instructions that your Shares be tendered. You should contact the institution that holds your Shares for more details. If you cannot deliver a required item to the Depositary by the expiration of the Offer, you may be able to obtain additional time to do so by having a broker, bank or other fiduciary that is a member of the Security Transfer Agent Medallion Signature Program guarantee that the missing items will be received by the Depositary within three trading days. However, the Depositary must receive the missing items within that three trading-day period or your Shares will not be validly tendered. See Section 3—“Procedure for Tendering Shares.”

Can holders of vested stock options participate in the tender offer?

The Offer is only for Shares and not for any options to acquire Shares. If you hold vested but unexercised stock options to purchase Shares and you wish to participate in the Offer, you must exercise your stock options in accordance with the terms of the applicable stock incentive plan and tender some or all of the Shares received upon the exercise in accordance with the terms of the Offer. See Section 3—“Procedure for Tendering Shares.”

How do I withdraw previously tendered Shares?

To withdraw your Shares, you must deliver a written notice of withdrawal, or a manually signed facsimile of one, with the required information to the Depositary while you still have the right to withdraw the Shares. See Section 4—“Withdrawal Rights.”

Until what time may I withdraw Shares that I have tendered?

If you tender your Shares, you may withdraw them at any time until the Offer has expired. In addition, if we have not agreed to accept your Shares for payment by December 19, 2011, you may withdraw them at any time until we accept them for payment. This right to withdraw will not apply to any subsequent offering period. See Section 1—“Terms of the Offer” and Section 4—“Withdrawal Rights.”

If the Offer is completed, will BigBand continue as a public company?

Following the completion of the Offer and acceptance of Shares for payment by us in accordance with the terms of the Offer, there may be so few remaining stockholders and publicly-held Shares that the Shares may no longer be eligible to be traded through NASDAQ GS or any other market or securities exchange, in which event there may not be a public trading market for the Shares. In addition, BigBand may cease making filings with the

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SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies. After completion of the Offer, we expect that BigBand will elect to be treated as a “controlled company” as defined by Nasdaq Marketplace Rule 4350(c). After completion of the Merger that is expected to follow the Offer, Parent will own all of the issued and outstanding capital stock of BigBand, and BigBand’s common stock will no longer be publicly owned. See Section 7—“Effect of the Offer on the Market for the Shares; Nasdaq Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations.”

Will the Offer be followed by a Merger if all Shares are not tendered in the Offer?

If we accept for payment and pay for Shares in the Offer, we are required to merge the Purchaser with and into BigBand, subject to the terms and conditions of the Merger Agreement, the requirements of applicable law and BigBand’s certificate of incorporation and bylaws, and a vote of BigBand’s stockholders, if a vote is required. BigBand will be the surviving corporation in the Merger and will become a wholly owned subsidiary of Parent. In the Merger, BigBand stockholders who did not tender their Shares (other than dissenting shareholders who have perfected their rights as described below) will receive $2.24 per Share in cash (or any different price per Share that is paid in the Offer) in exchange for their Shares in the Merger, without interest. If we acquire at least 90% of the issued and outstanding Shares in the Offer, including in any “subsequent offering period” or, after completion of the Offer, upon exercise of the Top-Up Option, we expect to effect the Merger without convening a meeting of the BigBand stockholders. There are no appraisal rights available in connection with the Offer, but stockholders who have not sold their Shares in the Offer will have appraisal rights with respect to the Merger under the applicable provisions of the Delaware General Corporation Law, if those rights are perfected. See the “Introduction” to this Offer to Purchase.

What is the “Top-Up Option” and when could it be exercised?

Under the Merger Agreement, if we do not acquire at least 90% of the issued and outstanding Shares in the Offer after our acceptance for payment of Shares pursuant to the Offer, we have the option (the “Top-Up Option”) to purchase that number of authorized and unissued Shares (the “Top-Up Option Shares”) equal to the lowest number of Shares that, when added to the number of Shares beneficially owned by us at the time of such exercise, will constitute 100 Shares more than 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares) at a price per share equal to the Offer Price; provided, however, that the Top-Up Option will not be exercisable unless immediately after such exercise and the issuance of Shares pursuant thereto, we would own more than 90% of the Shares then outstanding (assuming the issuance of the Top-Up Option Shares); and provided further, that in no event will the Top-Up Option be exercisable (A) for a number of Shares in excess of BigBand’s then authorized and unissued shares of common stock or (B) if any applicable law or any applicable order will prohibit the exercise of the Top-Up Option or the delivery of the Top-Up Option Shares (excluding any listing requirements of NASDAQ GS). See the “Introduction” to this Offer to Purchase and Section 13—“The Merger Agreement; Other Agreements” for a more detailed description of the “Top-Up Option.”

If I decide not to tender, how will the Offer affect my Shares?

If you do not tender your Shares in the Offer and the Merger takes place, your Shares will be cancelled. Unless you exercise appraisal rights under Delaware law, you will receive the same amount of cash per Share that you would have received had you tendered your Shares in the Offer. Accordingly, if the Merger takes place, the differences to you between tendering your Shares and not tendering your Shares in the Offer are that if you tender your Shares in the Offer, you will be paid earlier and you will not have appraisal rights under Delaware law. If the Merger does not close immediately after the Offer closes, the number of stockholders and number of Shares that are still in the hands of the public may be so small that there may no longer be a public trading market for the Shares. In addition, if the Shares no longer meet the guidelines for continued listing on NASDAQ GS as a result of the purchase of Shares in the Offer, the quotation for the Shares on NASDAQ GS may be discontinued and the Shares may not be eligible for listing on any other market or securities exchange. In

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addition, BigBand may also cease making filings with the SEC or otherwise no longer be required to comply with the SEC rules relating to publicly-held companies.

What will happen to my stock options in the Offer?

The Offer is made only for Shares and is not made for any stock options to purchase Shares (“Options”) that were granted under any BigBand equity incentive plan. Pursuant to the Merger Agreement, immediately prior to our acceptance for payment of Shares pursuant to the Offer (the “Acceptance Time”), each Option, whether or not then vested and exercisable, will be cancelled and terminated and converted at that time into the right to receive an amount in cash, without interest, equal to the excess, if any, of the Offer Price over the per Share exercise price of the Option for each Share subject to the Option. See Section 13—“The Merger Agreement; Other Agreements—Treatment of Options.”

What will happen to my restricted stock units in the Offer?

The Offer is made only for Shares and is not made for any restricted stock units issued under any BigBand equity incentive plan that may be settled in Shares (“RSUs”). Pursuant to the Merger Agreement, all unvested RSUs will be assumed by Parent and converted into restricted stock units that represent the right to acquire a number of shares of Parent’s common stock equal to the product of the number of Shares subject to the RSU, multiplied by a conversion ratio; provided, that any fractional share resulting from such multiplication will be rounded up or down to the nearest whole share. For purposes of the assumption of the RSUs by Parent, the conversion ratio will be a fraction, the numerator of which will be the Offer Price and the denominator of which will be the average closing price of Parent’s common stock for the 20 consecutive trading days ending on (and including) the second trading day immediately prior to the Acceptance Time.

Are there any arrangements between Parent and BigBand’s executive officers or other key employees?

Parent has not entered into and does not expect to enter in any arrangements with BigBand executive officers or other key employees. However, Parent has agreed to maintain BigBand’s benefit plans at benefit levels that are no less favorable, in the aggregate, than those in effect at BigBand as of the date of the Merger Agreement and to provide each individual who is employed by BigBand as of the consummation of the Merger and whose employment is continued by Parent benefits and severance payments that are, taken as a whole, no less favorable than the benefits and severance payments provided to similarly situated employees of BigBand. In addition, Parent will honor, pay and perform all liabilities and obligations to BigBand employees and directors arising under their previously existing change in control provisions in agreements with BigBand and will make certain bonus payments under a previously existing BigBand bonus plan that will be triggered as a result of the transactions contemplated by the Merger Agreement. See Section 13—“The Merger Agreement; Other Agreements—Compensation Arrangements with BigBand Executive Officers and Key Employees.”

Who can I talk to if I have questions about the Offer?

You may call Morrow & Co., LLC, the information agent for the Offer, at the following numbers: Banks and Brokerage Firms (203) 658-9400 and Stockholders, toll free, (877) 757-5405. See the back cover of this Offer to Purchase for additional information on how to contact our information agent.

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To the Holders of BigBand Common Stock:

INTRODUCTION

Amsterdam Acquisition Sub, Inc., a Delaware corporation and a wholly owned subsidiary of ARRIS Group, Inc., a Delaware corporation, is making an offer to purchase all issued and outstanding shares of common stock, par value $0.001 per share, of BigBand Networks, Inc., a Delaware corporation, at a price of $2.24 per Share, net to the seller in cash, without interest (the “Offer Price”), upon the terms and subject to the conditions set forth in this Offer to Purchase and in the related Letter of Transmittal (which, together with the Offer to Purchase and any amendments or supplements thereto, collectively constitute the “Offer”).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 10, 2011 (as it may be amended from time to time, the “Merger Agreement”), by and among Parent, the Purchaser and BigBand. Under the Merger Agreement, after the completion of the Offer and the satisfaction or waiver of all of the conditions to the Merger (as defined below), including, if required, a vote of BigBand’s stockholders, the Purchaser will be merged with and into BigBand, with BigBand surviving the Merger as a wholly owned subsidiary of Parent (the “Merger”). At the Effective Time, each Share then outstanding (other than Shares, if any, owned by Parent, the Purchaser or their subsidiaries or affiliates, or BigBand or by its stockholders who are entitled to and properly exercise appraisal rights under Delaware law) will be converted into the right to receive the Offer Price.

The board of directors of BigBand (the “BigBand Board”) has unanimously: (i) determined that the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger, are advisable and in the best interests of and are fair to BigBand and its stockholders; (ii) approved and authorized the Merger Agreement and the transactions contemplated thereby, including the Offer and the Merger; and (iii) recommended that the stockholders of BigBand accept the Offer and tender their Shares pursuant to the Offer, and, to the extent necessary or advisable in connection with the transactions contemplated by the Merger Agreement, that the stockholders of BigBand adopt the Merger Agreement.

There is no financing condition to the Offer. The Offer is conditioned on there being validly tendered and not withdrawn in accordance with the terms of the Offer a number of Shares that, together with the Shares then owned by Parent or the Purchaser, if any, represents at least a majority of the sum of (A) all then outstanding Shares and (B) Shares underlying options to purchase Shares under any of BigBand’s equity incentive plans that are then exercisable by their terms with a per share exercise price less than the Offer Price.

The Offer is also subject to the satisfaction of other conditions, including:

•	the expiration or termination of any applicable waiting period (and any extensions thereof) under the HSR Act applicable to the transactions contemplated by the Merger Agreement;

•

no governmental authority of competent jurisdiction in the United States has (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger in the United States, (ii) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States or (iii) commenced any legal proceeding seeking any of the consequences referred to in clause (i) and (ii) above (the “No Injunctions Condition”);

•

the representations and warranties of BigBand set forth in the Merger Agreement being true and correct as of immediately prior to the expiration of the Offer with the same force and effect as if made on and as of such date, except (i) for any failure to be so true and correct which does not have, individually or in the aggregate, a BigBand Material Adverse Effect, (ii) for changes contemplated by the Merger

Agreement, and (iii) for those representations and warranties which address matters only as of a particular date, which representations and warranties will be true and correct as of such particular date, except for any failure to be so true and correct as of such particular date which does not have, individually or in the aggregate, a BigBand Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of the representations and warranties of BigBand set forth in the Merger Agreement for purposes of this paragraph all “BigBand Material Adverse Effect” qualifications set forth in such representations and warranties will be disregarded;

•

in the event that the exercise of the Top-Up Option is necessary to ensure that we or Parent owns at least 90% of the issued and outstanding Shares after the closing of the Offer, there does not exist under applicable law any restriction or legal impediment on our ability and right to exercise the Top-Up Option;

•	BigBand has performed and complied with in all material respects the obligations that are to be performed or complied by it under the Merger Agreement at or prior to the expiration date of the Offer;

•	no BigBand Material Adverse Effect has arisen or occurred following the execution and delivery of the Merger Agreement that is continuing as of immediately prior to the expiration of the Offer; and

•	the Merger Agreement has not been properly and validly terminated in accordance with its terms.

After entering into the Merger Agreement, Parent, Purchaser and BigBand have determined that no filings will be required under the HSR Act in connection with the Offer and the Merger. As a result, the HSR Condition described in the first bullet above has been satisfied.

BigBand has informed the Purchaser that, as of October 14, 2011, (i) 72,190,079 Shares were issued and outstanding and (ii) there were 2,119,573 Shares that were subject to outstanding BigBand stock options that are currently exercisable and have an exercise price of less than the Offer Price. Based upon the foregoing, as of October 14, 2011, the Minimum Condition would be satisfied if 37,154,827 Shares were validly tendered and not properly withdrawn in the Offer. If the Minimum Condition is satisfied and the Purchaser accepts for payment and pays for the Shares tendered in the Offer, the Purchaser will be able to designate directors constituting a majority of the BigBand Board. See Section 12—“Purpose of the Offer; Plans for BigBand; Other Matters” and Section 13—“The Merger Agreement; Other Agreements.”

Each of RedPoint Omega Associates, LLC, Redpoint Omega, LLC, Redpoint Associates I, LLC, Redpoint Technology Partners A-1, L.P., Redpoint Technology Partners Q-1, L.P., Redpoint Ventures I, L.P. and ValueAct SmallCap Master Fund, L.P. has entered into a tender and voting agreement with Parent and Purchaser, dated October 10, 2011, which requires, among other things, that the stockholders tender their Shares in the Offer. The Tender Agreement Stockholders may only withdraw their Shares from the Offer once tendered if (i) the Offer has been terminated or has expired, in each case, in accordance with the terms of the Merger Agreement, or the Merger Agreement has been terminated in accordance with its terms or (ii) the Tender Agreement has terminated as a result of the earlier to occur of (A) the termination of the Merger Agreement in accordance with its terms, (B) the termination or expiration of the Offer, without any Shares being accepted for payment thereunder, (iii) the Effective Time, (iv) the amendment of the terms of the Offer to reduce the price for the Shares and (v) March 31, 2012. The Shares subject to the Tender Agreement represent approximately 31.4% of the Shares outstanding as of October 14, 2011. See Section 13—“The Merger Agreement; Other Agreements.”

Completion of the Merger is subject to certain conditions, including the approval of the Merger Agreement by the holders of a majority of the outstanding Shares, if required by applicable law. If Parent, the Purchaser and their subsidiaries and affiliates hold, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer, including any “subsequent offering period,” the Purchaser is required to merge with and into BigBand under the “short-form” merger provisions of the General Corporation Law of Delaware (the “DGCL”) without prior notice to, or any action by, any other stockholder of BigBand. See Section 12—“Purpose of the Offer; Plans for BigBand; Other Matters.”

Under the Merger Agreement, if we do not acquire sufficient Shares in the Offer to complete the Merger under the “short-form” merger provisions of the DGCL, we have the option, subject to limitations, to purchase from BigBand a number of additional Shares at a price per Share equal to the Offer Price sufficient to cause us to own more than 90% of the Shares then outstanding, taking into account those Shares issued upon the exercise of the option. We refer to this option as the “Top-Up Option.” The aggregate purchase price payable for the Top-Up Option Shares being purchased by us pursuant to the Top-Up Option will be determined by multiplying the number of such Top-Up Option Shares by the Offer Price, without interest. Such purchase price may be paid by either (A) entirely in cash or (B) in cash in an amount equal to the aggregate par value of the purchased Top-Up Option Shares and by executing and delivering to BigBand a full recourse promissory note having a principal amount equal to the remainder of such purchase price. Any such promissory note will bear interest at a rate per annum equal to the prime lending rate prevailing during the period in which any portion of the principal amount of such promissory note remains outstanding, as published in The Wall Street Journal, calculated on a daily basis on the outstanding principal amount of such promissory note from the date such promissory note is originally issued until the date of payment in full of such promissory note, which will not exceed two years from the date of issuance, and may be prepaid without premium or penalty. The unpaid principal amount and accrued interest under the promissory note will immediately become due and payable in the event that Parent (x) fails to make any payment of interest on the promissory note as provided therein and such failure continues for a period of 30 days or (y) files or has filed against it any petition under any bankruptcy or insolvency law or makes a general assignment for the benefit of creditors.

We expect to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, if we acquire less than 90% of the issued and outstanding Shares in the Offer. In any event, if Parent, the Purchaser and their subsidiaries and affiliates acquire, in the aggregate, at least 90% of the issued and outstanding Shares entitled to vote on the adoption of the Merger Agreement, we will affect the Merger under the “short-form” merger provisions of the DGCL. Stockholders who have not sold their Shares in the Offer will have certain appraisal rights with respect to the Merger under the applicable provisions of the DGCL, if those rights are perfected. Any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of the fair value of any dissenting Shares pursuant to Section 262 of the DGCL. See Section 12—“Purpose of the Offer; Plans for BigBand; Other Matters.” The Merger Agreement is described in Section 13—“The Merger Agreement; Other Agreements.”

Certain material U.S. federal income tax consequences of the sale of Shares pursuant to the Offer and the Merger are described in Section 5—“Certain Material U.S. Federal Income Tax Consequences.”

The Offer is made only for Shares and is not made for any options to acquire Shares or restricted stock units that may be settled in Shares. Pursuant to the Merger Agreement, immediately prior to the Acceptance Time, each Option, whether or not then vested and exercisable, will be cancelled and terminated and converted at that time into the right to receive an amount in cash, without interest, equal to the excess, if any, of the Offer Price over the per Share exercise price of the Option for each Share subject to the Option. The tax consequences to holders of Options of exercising those securities are not described under Section 5—“Certain Material U. S. Federal Income Tax Consequences.” Holders of Options should consult their tax advisors for advice with respect to potential tax consequences to them in connection with the decision to exercise or not exercise their Options.

Pursuant to the Merger Agreement, all unvested RSUs will be assumed by Parent and converted into restricted stock units that represent the right to acquire a number of shares of Parent’s common stock equal to the product of the number of Shares subject to the RSU, multiplied by a conversion ratio, provided, that any fractional share resulting from such multiplication will be rounded up or down to the nearest whole share. For purposes of the assumption of the RSUs by Parent, the conversion ratio will be a fraction, the numerator of which will be the Offer Price and the denominator of which will be the average closing price per share of Parent’s common stock for the 20 consecutive trading days ending on (and including) the second trading day immediately prior to the Acceptance Time.

Tendering stockholders whose Shares are registered in their own names and who tender directly to the Depositary (as defined below) will not be obligated to pay brokerage fees or commissions or, except as set forth in Instruction 6 of the Letter of Transmittal, transfer taxes on the sale of Shares in the Offer. The Purchaser will pay all fees and expenses incurred in connection with the Offer by American Stock Transfer & Trust Company, LLC, which is acting as the depositary for the Offer (the “Depositary”), and Morrow & Co., LLC, which is acting as the information agent for the Offer (the “Information Agent”). See Section 16—“Fees and Expenses.”

THIS OFFER TO PURCHASE AND THE RELATED LETTER OF TRANSMITTAL CONTAIN IMPORTANT INFORMATION AND SHOULD BE READ IN THEIR ENTIRETY BEFORE ANY DECISION IS MADE WITH RESPECT TO THE OFFER.

THE OFFER

1. Terms of the Offer

Upon the terms and subject to the conditions of the Offer, the Purchaser will accept for payment and pay $2.24 per Share, net to the seller in cash, without interest, for all Shares validly tendered and not withdrawn in accordance with the terms of the Offer. See Section 4—“Withdrawal Rights.” The term “Expiration Date” means 12:00 midnight, New York City time, on Friday, November 18, 2011, unless and until, in accordance with the terms of the Merger Agreement and applicable law, the Purchaser extends the period of time for which the Offer is open, in which case the term “Expiration Date” means the latest time and date at which the Offer, as so extended by the Purchaser, expires.

We have agreed in the Merger Agreement that:

•

We will extend the Offer for any period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ, in any such case that is applicable to the Offer.

•

In the event that all of the conditions to the Offer, including the Minimum Condition or any of the other conditions set forth in the Merger Agreement, are not satisfied or waived (if permitted thereunder) as of any then scheduled expiration of the Offer, we will extend the Offer for successive extension periods of 10 Business Days each (or any longer period as may be approved in advance by BigBand) in order to permit the satisfaction of all of the conditions to the Offer.

•

In the event that an Acquisition Proposal (as defined below) has been publicly announced or has been publicly disclosed and has not been withdrawn or otherwise abandoned as of any then scheduled expiration of the Offer, we will extend the Offer for an extension period of 10 Business Days (or any longer period as may be approved in advance by BigBand).

•

If any material amendment to any Acquisition Proposal described in the preceding bullet point has been publicly announced or has been publicly disclosed and has not been withdrawn or otherwise abandoned as of any then scheduled expiration of the Offer, we will extend the Offer for successive extensions of five Business Days (or any longer period as may be approved in advance by BigBand).

Provided, however, that the foregoing will not (i) obligate us to extend the scheduled expiration of the Offer beyond March 31, 2012 or (ii) be deemed to impair, limit or otherwise restrict in any manner the right of the parties to terminate the Merger Agreement pursuant to its terms. Further, we are not required to extend the Offer in the circumstances described in the third and fourth bullet points above on more than three occasions.

Under no circumstances will interest be paid on the Offer Price for tendered Shares, regardless of any extension of or amendment to the Offer or any delay in paying for the Shares.

If, at the Expiration Date, all of the conditions to the Offer have been satisfied (or waived, if they may be waived), we will accept for payment and promptly pay for Shares validly tendered and not withdrawn in accordance with the terms of the Offer. After acceptance for payment of Shares in the Offer, if Parent and the Purchaser do not beneficially own at least 90% of the Shares then outstanding (assuming exercise in full of the Top-Up Option), which would permit the Purchaser to complete the Merger under the “short-form” merger provisions of the DGCL, then the Purchaser may, in its sole discretion, and reserves the right to, provide for a subsequent offering period of not less than three nor more than 20 business days in accordance with Rule 14d-11 under the Exchange Act. Parent will provide or cause to be provided to the Purchaser on a timely basis the funds necessary to pay for any Shares that the Purchaser becomes obligated to purchase during such subsequent offering period. The Offer Price payable in respect of each Share that is validly tendered during the subsequent offering period will be paid net to you in cash, subject to reduction for any applicable withholding taxes payable in respect thereof.

A subsequent offering period would be an additional period of time following the Expiration Date during which stockholders could tender Shares not tendered in the Offer and receive the Offer Price. The Purchaser is not required to provide a subsequent offering period, although we reserve the right to do so, subject to the terms and conditions of the Merger Agreement. During a subsequent offering period, if any, we will immediately accept for payment and promptly pay for Shares as they are tendered, and tendering stockholders will not have withdrawal rights. Additionally, during a subsequent offering period, if any, for Shares to be validly tendered, the Depositary must receive the required documents and certificates as set forth in the related Letter of Transmittal. Stockholders will not be permitted to tender Shares by means of guaranteed delivery during a subsequent offering period. We cannot provide a subsequent offering period unless we announce the results of the Offer no later than 9:00 a.m., New York City time, on the next business day after the Expiration Date and immediately begin a subsequent offering period. We do not currently intend to provide a subsequent offering period but reserve the right to do so, subject to the terms and conditions of the Merger Agreement.

There is no financing condition to the Offer. The Offer is conditioned on there being, prior to the expiration of the Offer, validly tendered and not withdrawn in accordance with the terms of the Offer, a number of Shares that, together with the Shares then owned by Parent or the Purchaser, if any, represents at least a majority of the sum of (A) all then outstanding Shares and (B) Shares underlying options to purchase Shares under any of BigBand’s equity incentive plans that are then exercisable by their terms with a per share exercise price less than the Offer Price. The Offer is also subject to the satisfaction of other conditions, including the No Injunctions Condition and the satisfaction of certain other conditions as set forth in this Offer to Purchase in Section 14—“Conditions of the Offer.”

Subject to the terms of the Merger Agreement, we may, at any time and from time to time before the Expiration Date, increase the Offer Price or make other changes to the terms and conditions of the Offer, or waive any condition to the Offer, except that, without the prior written consent of BigBand, we may not:

•	waive the Minimum Condition, the HSR Condition or the No Injunctions Condition;

•	make any change in the terms of or conditions to the Offer that:

•	changes the form of consideration to be paid in the Offer;

•	decreases the Offer Price or the number of Shares sought in the Offer;

•	extends the Offer, other than in a manner required by the Merger Agreement;

•	imposes conditions to the Offer other than those set forth in the Merger Agreement;

•	modifies the conditions set forth in the Merger Agreement; or

•	amends any other term or condition of the Offer in any manner that is adverse to the holders of Shares.

If the Purchaser extends the Offer, or if the Purchaser is delayed in its payment for Shares or is unable to pay for Shares in the Offer for any reason, then, without prejudice to the Purchaser’s rights under the Offer and subject to applicable law and the rules and regulations of the SEC, the Depositary may retain tendered Shares on behalf of the Purchaser, and such Shares may not be withdrawn except to the extent tendering stockholders are entitled to withdrawal rights as described in Section 4—“Withdrawal Rights.” The ability of the Purchaser to delay payment for Shares that the Purchaser has accepted for payment is limited by Rule 14e-1(c) under the Exchange Act, which requires that a bidder pay the consideration offered or return the securities deposited promptly after the termination or withdrawal of the Offer.

Any extension, amendment or termination of the Offer will be followed as promptly as practicable by public announcement consistent with the requirements of the SEC, the announcement in the case of an extension to be issued no later than 9:00 a.m., New York City time, on the next business day after the previously scheduled Expiration Date, subject to applicable law (including Rules 14d-4(d) and 14d-6(c) under the Exchange Act, which require that material changes be promptly disseminated to holders of the Shares).

If the Purchaser makes a material change in the terms of the Offer or the information concerning the Offer or waives a material condition of the Offer, the Purchaser will file an amendment to the Tender Offer Statement filed with the SEC on Schedule TO with respect to the Offer, disseminate additional tender offer materials and extend the Offer to the extent required by Rules 14d-4(c), 14d-6(d) and 14e-1 under the Exchange Act. The minimum period during which the Offer must remain open following material changes in the terms of the Offer or information concerning the Offer, other than a change in price or a change in percentage of securities sought, will depend upon the facts and circumstances, including the materiality of the changed terms or information. We understand the SEC’s view to be that an offer should remain open for a minimum of five business days from the date a material change is first published, sent or given to security holders and, if material changes are made with respect to information not materially less significant than the offer price and the number of shares being sought, a minimum of 10 business days may be required to allow adequate dissemination and investor response. A change in price or a change in percentage of securities sought generally requires that an offer remain open for a minimum of 10 business days from the date the change is first published, sent or given to security holders. The requirement to extend an offer does not apply to the extent that the number of business days remaining between the occurrence of the change and the then scheduled expiration date equals or exceeds the minimum extension period that would be required because of such change. As used in this Offer to Purchase, “business day” has the meaning set forth in Rule 14d-1(g)(3) under the Exchange Act.

BigBand has agreed to provide the Purchaser with BigBand’s stockholder lists and security position listings for the purpose of disseminating this Offer to Purchase (and related documents) to holders of Shares. This Offer to Purchase and the related Letter of Transmittal will be mailed by or on behalf of the Purchaser to record holders of Shares and will be furnished by or on behalf of the Purchaser to brokers, dealers, commercial banks, trust companies, and similar persons whose names, or the names of whose nominees, appear on the stockholder lists or, if applicable, who are listed as participants in a clearing agency’s security position listing, for subsequent transmittal to beneficial owners of Shares.

2. Acceptance for Payment and Payment for Shares

Upon the terms and subject to the conditions of the Offer (including, if the Offer is extended or amended, the terms and conditions of any such extension or amendment) and provided that the Offer has not been terminated in accordance with its terms, the Purchaser will accept for payment and promptly pay for all Shares validly tendered and not withdrawn in accordance with the terms of the Offer. If the Purchaser provides a subsequent offering period, the Purchaser will immediately accept and promptly pay for Shares as they are tendered during the subsequent offering period. See Section 1—“Terms of the Offer.” For a description of our rights and obligations to extend or terminate the Offer and not accept for payment or pay for Shares, or to delay acceptance for payment or payment for Shares, see Section 1—“Terms of the Offer.”

In all cases, payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	the certificates for the Shares, together with a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees;

•

in the case of a transfer effected under the book-entry transfer procedures described in Section 3—“Procedure for Tendering Shares,” a Book-Entry Confirmation and either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message as described in Section 3—“Procedure for Tendering Shares;” and

•	any other documents required by the Letter of Transmittal.

The Offer Price paid to each holder of Shares for Shares tendered in the Offer will be the highest per Share consideration paid to any other holder of Shares for Shares tendered in the Offer.

For purposes of the Offer, the Purchaser will be deemed to have accepted for payment, and thereby purchased, Shares validly tendered and not withdrawn in accordance with the terms of the Offer, if and when the Purchaser gives oral or written notice to the Depositary of the Purchaser’s acceptance for payment of the Shares in the Offer. Upon the terms and subject to the conditions of the Offer, payment for Shares accepted for payment in the Offer will be made by deposit of the Offer Price therefor with the Depositary, which will act as agent for tendering stockholders for the purpose of receiving payment from the Purchaser and transmitting payment to tendering stockholders. Upon the deposit of funds with the Depositary for the purpose of making payments to tendering stockholders, the Purchaser’s obligation to make such payment shall be satisfied, and tendering stockholders must thereafter look solely to the Depositary for payment of amounts owed to them by reason of the acceptance for payment of Shares pursuant to the Offer. Under no circumstances will interest be paid on the Offer Price to be paid by the Purchaser for the Shares, regardless of any extension of the Offer or any delay in making payment.

If any tendered Shares are not accepted for payment for any reason, certificates representing unpurchased Shares will be returned, without expense, to the tendering stockholder (or, in the case of Shares delivered by book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, according to the procedures set forth in Section 3—“Procedure for Tendering Shares,” the Depositary will notify the Book-Entry Transfer Facility of the Purchaser’s decision not to accept the Shares and the Shares will be credited to an account maintained at the Book-Entry Transfer Facility), promptly after the expiration or termination of the Offer.

If the Purchaser is delayed in its acceptance for payment or payment for Shares or is unable to accept for payment or pay for Shares in the Offer, then, without prejudice to the Purchaser’s rights under the Offer (but subject to compliance with Rule 14e-1(c) under the Exchange Act) the Depositary may, nevertheless, on behalf of the Purchaser, retain tendered Shares, and the Shares may not be withdrawn except to the extent tendering stockholders are entitled to do so. See Section 4—“Withdrawal Rights.”

3. Procedure for Tendering Shares

Valid Tender. A stockholder must follow one of the following procedures to validly tender Shares in the Offer:

•

for Shares held as physical certificates, the certificates for tendered Shares, a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, and any other documents required by the Letter of Transmittal, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the Shares, the Letter of Transmittal and other documents must be received before the expiration of the subsequent offering period);

•

for Shares held in book-entry form, either a Letter of Transmittal (or a manually signed facsimile thereof), properly completed and duly executed, with any required signature guarantees, or an Agent’s Message, and any other required documents, must be received by the Depositary at its address set forth on the back cover of this Offer to Purchase, and such Shares must be delivered according to the book-entry transfer procedures described below under “—Book-Entry Transfer” and a Book-Entry Confirmation (as defined below) must be received by the Depositary, in each case before the Expiration Date (unless the tender is made during a subsequent offering period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the subsequent offering period); or

•	the tendering stockholder must comply with the guaranteed delivery procedures described below under “—Guaranteed Delivery” before the Expiration Date.

The method of delivery of Shares, the Letter of Transmittal and all other required documents, including delivery through the Book-Entry Transfer Facility, is at the election and risk of the tendering stockholder. Shares will be deemed delivered only when actually received by the Depositary (including, in the case of a Book-Entry Transfer, by Book-Entry Confirmation). If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

Book-Entry Transfer. The Depositary has agreed to establish an account or accounts with respect to the Shares at The Depository Trust Company (the “Book-Entry Transfer Facility”) for purposes of the Offer. Any financial institution that is a participant in the Book-Entry Transfer Facility’s systems may make book-entry delivery of Shares by causing the Book-Entry Transfer Facility to transfer the Shares into the Depositary’s account in accordance with the Book-Entry Transfer Facility’s procedure for such transfer. However, although delivery of Shares may be effected through book-entry transfer into the Depositary’s account at the Book-Entry Transfer Facility, the properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), with any required signature guarantees, or an Agent’s Message in lieu of the Letter of Transmittal, and any other required documents must, in any case, be received by the Depositary at one of its addresses set forth on the back cover of this Offer to Purchase before the Expiration Date (except with respect to a subsequent offering period, if one is provided, in which case the Shares, the Letter of Transmittal or an Agent’s Message, and other documents must be received before the expiration of the subsequent offering period), or the tendering stockholder must comply with the guaranteed delivery procedures described under “—Guaranteed Delivery” for a valid tender of Shares by book-entry transfer. The confirmation of a book-entry transfer of Shares into the Depositary’s account at the Book-Entry Transfer Facility as described above is referred to in this Offer to Purchase as a “Book-Entry Confirmation.”

The term “Agent’s Message” means a message, transmitted through electronic means by the Book-Entry Transfer Facility in accordance with the normal procedures of the Book-Entry Transfer Facility and the Depositary to, and received by, the Depositary and forming a part of a Book-Entry Confirmation, which states that the Book-Entry Transfer Facility has received an express acknowledgment from the participant in the Book-Entry Transfer Facility tendering the Shares that are the subject of Book-Entry Confirmation that such participant has received and agrees to be bound by the terms of the Letter of Transmittal and that the Purchaser may enforce such agreement against the participant. The term “Agent’s Message” also includes any hard copy printout evidencing such message generated by a computer terminal maintained at the Depositary’s office. For Shares to be validly tendered during any subsequent offering period, the tendering stockholder must comply with the foregoing procedures, except that the required documents and certificates must be received before the expiration of the subsequent offering period and no guaranteed delivery procedure will be available during a subsequent offering period. Delivery of documents to the Book-Entry Transfer Facility in accordance with the Book-Entry Transfer Facility’s procedures does not constitute delivery to the Depositary.

Signature Guarantees. No signature guarantee is required on the Letter of Transmittal:

•

if the Letter of Transmittal is signed by the registered holder(s) (which term, for purposes of this Section 3 includes any participant in the Book-Entry Transfer Facility’s systems whose name appears on a security position listing as the owner of the Shares) of Shares tendered therewith and such registered holder has not completed either the box entitled “Special Delivery Instructions” or the box entitled “Special Payment Instructions” on the Letter of Transmittal; or

•

if Shares are tendered for the account of a financial institution (including most commercial banks, savings and loan associations and brokerage houses) that is a participant in the Security Transfer Agent Medallion Signature Program or other “eligible guarantor institution,” as such term is defined in Rule 17Ad-15 under the Exchange Act (each, an “Eligible Institution” and, collectively, “Eligible Institutions”).

In all other cases, all signatures on the Letter of Transmittal must be guaranteed by an Eligible Institution. See Instructions 1 and 5 to the Letter of Transmittal. If a Share certificate is registered in the name of a person other than the signer of the Letter of Transmittal, or if payment is to be made, or a Share certificate not tendered or not accepted for payment is to be returned, to a person other than the registered holder of the certificates surrendered, then the tendered Share certificate must be endorsed or accompanied by appropriate stock powers, in either case signed exactly as the name or names of the registered holders appear on the Share certificate, with the signature or signatures on the certificates or stock powers guaranteed by an Eligible Institution as provided in the Letter of Transmittal. See Instructions 1 and 5 to the Letter of Transmittal.

Guaranteed Delivery. If a stockholder desires to tender Shares in the Offer and the Share certificates are not immediately available or the procedures for book-entry transfer cannot be completed on a timely basis or time will not permit all required documents to reach the Depositary before the Expiration Date, the stockholder’s tender may still be effected if all the following conditions are met:

•	the tender is made by or through an Eligible Institution;

•

a properly completed and duly executed Notice of Guaranteed Delivery, substantially in the form provided by the Purchaser, is received by the Depositary, as provided below, before the Expiration Date; and

•

the Share certificates (or a Book-Entry Confirmation), in proper form for transfer, together with a properly completed and duly executed Letter of Transmittal (or a manually signed facsimile thereof), together with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), and any other documents required by the Letter of Transmittal are received by the Depositary within three trading days after the date of execution of the Notice of Guaranteed Delivery. A “trading day” is any day on which quotations are available for shares listed on NASDAQ GS.

The Notice of Guaranteed Delivery may be delivered by hand or transmitted by telegram, facsimile transmission or mail (or if sent by a Book-Entry Transfer Facility, a message transmitted through electronic means in accordance with the usual procedures of the Book-Entry Transfer Facility and the Depositary; provided, however, that if the notice is sent by a Book-Entry Transfer Facility through electronic means, it must state that the Book-Entry Transfer Facility has received an express acknowledgment from the participant on whose behalf the notice is given that the participant has received and agrees to become bound by the form of the notice) to the Depositary and must include a guarantee by an Eligible Institution in the form set forth in such Notice of Guaranteed Delivery made available by the Purchaser. During the subsequent offering period, if any, for Shares to be validly tendered, the Depositary must receive the required documents and certificates as set forth in the related Letter of Transmittal—stockholders will not be permitted to tender Shares by means of guaranteed delivery during a subsequent offering period.

Other Requirements. Payment for Shares accepted for payment in the Offer will be made only after timely receipt by the Depositary of:

•	Share certificates (or a timely Book-Entry Confirmation);

•

a properly completed and duly executed Letter of Transmittal (or a facsimile thereof), with any required signature guarantees (or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal); and

•	any other documents required by the Letter of Transmittal.

Accordingly, tendering stockholders may be paid at different times depending upon when Share certificates or Book-Entry Confirmations with respect to Shares are actually received by the Depositary. Under no circumstances will interest be paid on the Offer Price for the Shares, regardless of any extension of the Offer or any delay in making payment.

Appointment as Proxy. By executing the Letter of Transmittal (or a facsimile thereof or, in the case of a book-entry transfer, an Agent’s Message in lieu of a Letter of Transmittal), the tendering stockholder will irrevocably appoint designees of the Purchaser as such stockholder’s agents and attorneys-in-fact and proxies in the manner set forth in the Letter of Transmittal, each with full power of substitution, to the full extent of such stockholder’s rights with respect to the Shares tendered by such stockholder and accepted for payment by the Purchaser (and with respect to any and all other securities or rights issued or issuable in respect of such Shares on or after the date of this Offer to Purchase). All such proxies will be considered coupled with an interest in the tendered Shares. Such appointment will be effective when, and only to the extent that, the Purchaser accepts for payment Shares tendered by such stockholder as provided herein. Upon the effectiveness of such appointment, all prior powers of attorney, proxies and consents given by such stockholder with respect to such Shares or other securities or rights will, without further action, be revoked and no subsequent powers of attorney, proxies, consents or revocations may be given by such stockholder (and, if given, will not be deemed effective). When the appointment of the proxy becomes effective, the designees of the Purchaser will thereby be empowered to exercise all voting and other rights with respect to such Shares and other securities or rights, including, without limitation, in respect of any special meeting in connection with the Merger and, to the extent permitted by applicable law and BigBand’s certificate of incorporation and bylaws, any other annual, special or adjourned meeting of BigBand’s stockholders, actions by written consent in lieu of any such meeting or otherwise, as they in their sole discretion deem proper. The Purchaser reserves the right to require that, for Shares to be deemed validly tendered, immediately upon the Purchaser’s acceptance for payment of such Shares, the Purchaser must be able to exercise full voting, consent and other rights with respect to such Shares and other related securities or rights, including voting at any meeting of stockholders. The Offer does not constitute a solicitation of proxies, absent a purchase of Shares, for any meeting of BigBand stockholders.

Options. The Offer is made only for Shares and is not made for any options to acquire Shares. Holders of vested but unexercised options to purchase Shares may participate in the Offer only if they first exercise their options in accordance with the terms of the applicable stock incentive plan and tender some or all of the Shares issued upon such exercise. Any such exercise should be completed sufficiently in advance of the Expiration Date to assure the holder of such options that the holder will have sufficient time to comply with the procedures for tendering Shares described in this Section.

Determination of Validity. All questions as to the validity, form, eligibility (including time of receipt) and acceptance of any tender of Shares, including questions as to the proper completion or execution of any Letter of Transmittal (or facsimile thereof), Notice of Guaranteed Delivery or other required documents and as to the proper form for transfer of any certificate of Shares, will be resolved by the Purchaser, in its sole discretion. The Purchaser will have the absolute right to determine whether to reject any or all tenders not in proper or complete form or to waive any irregularities or conditions. No tender of Shares will be deemed to have been validly made until all defects or irregularities relating thereto have been cured or waived. None of the Purchaser, Parent, the Depositary, the Information Agent, BigBand or any other person will be under any duty to give notification of any defects or irregularities in tenders or incur any liability for failure to give any such notification. No alternative, conditional or contingent tenders will be accepted and no fractional Shares will be purchased.

Backup Withholding. To avoid backup withholding of U.S. federal income tax on payments made in the Offer, each tendering U.S. holder should complete and return the Form W-9 included in the Letter of Transmittal. Tendering non-U.S. holders should complete and submit the applicable IRS Form W-8, which can be obtained from the Depositary or at www.irs.gov. For an explanation of the terms “U.S. holder” and “non-U.S. holder” and a more detailed discussion of backup withholding, see Section 5—“Certain Material U.S. Federal Income Tax Consequences.”

Tender Constitutes Binding Agreement. The Purchaser’s acceptance for payment of Shares validly tendered according to any of the procedures described above and in the Instructions to the Letter of Transmittal will constitute a binding agreement between the tendering stockholder and the Purchaser upon the terms and subject to the conditions of the Offer (and if the Offer is extended or amended, the terms and conditions of such extension or amendment).

4. Withdrawal Rights

Except as provided in this Section 4, or as provided by applicable law, tenders of Shares are irrevocable.

Shares tendered in the Offer may be withdrawn according to the procedures set forth below at any time before the Expiration Date. In addition, pursuant to Section 14(d)(5) of the Exchange Act, the Shares may be withdrawn at any time after December 19, 2011, which is the 60th day after the date of the Offer, unless prior to that date the Purchaser has accepted for payment the Shares validly tendered in the Offer.

For a withdrawal to be effective, a written, telegraphic or facsimile transmission notice of withdrawal must be timely received by the Depositary at its address set forth on the back cover of this Offer to Purchase and must specify the name of the person who tendered the Shares to be withdrawn, the number and type of Shares to be withdrawn and the name of the registered holder of the Shares to be withdrawn, if different from the name of the person who tendered the Shares. If certificates representing Shares have been delivered or otherwise identified to the Depositary, then, before the physical release of such certificates, the tendering stockholder must also submit the serial numbers shown on the particular certificates evidencing such Shares and the signature on the notice of withdrawal must be guaranteed by an Eligible Institution. If Shares have been tendered according to the procedures for book-entry transfer as set forth in Section 3—“Procedure for Tendering Shares,” any notice of withdrawal must also specify the name and number of the account at the Book-Entry Transfer Facility to be credited with the withdrawn Shares and otherwise comply with the Book-Entry Transfer Facility’s procedures. Withdrawals of tenders of Shares may not be rescinded, and any Shares properly withdrawn will no longer be considered validly tendered for purposes of the Offer. However, withdrawn Shares may be retendered by following one of the procedures described in Section 3—“Procedure for Tendering Shares” at any time before the Expiration Date.

No withdrawal rights will apply to Shares tendered in a subsequent offering period under Rule 14d-11 of the Exchange Act, and no withdrawal rights apply during a subsequent offering period under Rule 14d-11 with respect to Shares tendered in the Offer and previously accepted for payment. See Section 1—“Terms of the Offer.”

All questions as to the form and validity (including time of receipt) of notices of withdrawal will be determined by the Purchaser, in its sole discretion. None of the Purchaser, Parent, the Depositary, the Information Agent, BigBand or any other person will be under any duty to give notification of any defects or irregularities in any notice of withdrawal or incur any liability for failure to give any such notification.

The method for delivery of any documents related to a withdrawal is at the risk of the withdrawing stockholder. Any documents related to a withdrawal will be deemed delivered only when actually received by the Depositary. If delivery is by mail, registered mail with return receipt requested, properly insured, is recommended. In all cases, sufficient time should be allowed to ensure timely delivery.

5. Certain Material U.S. Federal Income Tax Consequences

The following discussion summarizes certain material U.S. federal income tax consequences expected to result to the holders of Shares whose Shares are sold in the Offer or converted to cash in the Merger. This discussion is not a complete analysis of all potential U.S. federal income tax consequences, nor does it address any tax consequences arising under any state, local or foreign tax laws or U.S. federal estate or gift tax laws. This discussion is based on the Internal Revenue Code of 1986, as amended, which we refer to as the “Code”, Treasury Regulations promulgated thereunder, judicial decisions, and published rulings and administrative pronouncements of the Internal Revenue Service (the “IRS”), all as in effect as of the date of this Offer to Purchase. These authorities may change, possibly retroactively, resulting in U.S. federal income tax consequences different from those discussed below. No ruling has been or will be sought from the IRS with respect to the matters discussed below, and there can be no assurance that the IRS will not take a contrary position regarding the tax consequences of the Offer and the Merger or that any such contrary position would not be sustained by a court.

This discussion is limited to holders who hold Shares as capital assets within the meaning of Section 1221 of the Code (generally, property held for investment). This discussion does not address all U.S. federal income tax considerations that may be relevant to a holder in light of the holder’s particular circumstances. This discussion also does not consider any specific facts or circumstances that may be relevant to holders subject to special rules under the U.S. federal income tax laws, including without limitation, expatriates and certain former citizens or long-term residents of the United States, partnerships and other pass-through entities, “controlled foreign corporations,” “passive foreign investment companies,” corporations that accumulate earnings to avoid U.S. federal income tax, financial institutions, regulated investment companies, real estate investment trusts, insurance companies, brokers, dealers or traders in securities, commodities or currencies, tax-exempt organizations, tax-qualified retirement plans, persons subject to the alternative minimum tax, and persons holding Shares as part of a hedge, straddle or other risk reduction strategy or as part of a hedging or conversion transaction or other integrated investment. This discussion also does not address the U.S. federal income tax consequence to holders of Shares who acquired their Shares through stock option, restricted stock unit or stock purchase plan programs or in other compensatory arrangements, or those who exercise appraisal rights under the DGCL.

THIS DISCUSSION IS FOR GENERAL INFORMATION ONLY AND IS NOT TAX ADVICE. WE URGE YOU TO CONSULT YOUR TAX ADVISOR REGARDING THE U.S. FEDERAL TAX CONSEQUENCES OF THE OFFER AND THE MERGER IN RESPECT OF YOUR PARTICULAR CIRCUMSTANCES, AS WELL AS ANY TAX CONSEQUENCES ARISING UNDER ANY STATE, LOCAL OR FOREIGN TAX LAWS AND ANY OTHER U.S. FEDERAL TAX LAWS (INCLUDING THE U.S. FEDERAL ESTATE AND GIFT TAX LAWS).

As used in this discussion, a U.S. holder is any beneficial owner of Shares that is treated for U.S. federal income tax purposes as:

•	an individual citizen or resident of the United States;

•

a corporation (or other entity treated as a corporation for U.S. federal income tax purposes) created or organized in or under the laws of the United States, any state thereof or the District of Columbia;

•	an estate, the income of which is subject to U.S. federal income tax regardless of its source; or

•

a trust (i) the administration over which a U.S. court can exercise primary supervision and all of the substantial decisions of which one or more U.S. persons have the authority to control or (ii) that has validly elected to be treated as a U.S. person for U.S. federal income tax purposes.

A non-U.S. holder is any beneficial owner of Shares that is an individual, corporation, estate or trust and that is not a U.S. holder for U.S. federal income tax purposes.

If a partnership (or other entity treated as a partnership for U.S. federal income tax purposes) holds Shares, the tax treatment of a partner in the partnership generally will depend on the status of the partner and upon the activities of the partnership. Accordingly, partnerships that hold Shares and partners in such partnerships are urged to consult their tax advisors regarding the specific U.S. federal income tax consequences to them.

U.S. Holders

Effect of the Offer and the Merger. The receipt of cash in exchange for Shares in the Offer or the Merger will be a taxable transaction for U.S. federal income tax purposes. In general, a U.S. holder who receives cash in exchange for Shares in the Offer or the Merger will recognize capital gain or loss for U.S. federal income tax purposes equal to the difference, if any, between the amount of cash received (determined before the deduction of any withholding tax) and the holder’s adjusted tax basis in the Shares surrendered. Any such gain or loss would be long-term capital gain or loss if the holding period for the Shares exceeded one year at the time the Shares are surrendered. Long-term capital gains of noncorporate taxpayers are generally taxable at a reduced rate. The deductibility of capital losses is subject to limitations. Gain or loss must be calculated separately for each block of Shares (i.e., Shares acquired at the same cost in a single transaction) exchanged for cash in the Offer or the Merger.

Information Reporting and Backup Withholding. Payments made to U.S. holders in the Offer or the Merger generally will be subject to information reporting and may be subject to backup withholding (currently at a rate of 28%). Provided that none of the Purchaser, Depositary and paying agent has actual knowledge, or reason to know, that a U.S. holder is subject to backup withholding, such holder may avoid backup withholding by completing and returning the Form W-9 included in the Letter of Transmittal, certifying that such holder is a U.S. person, that the taxpayer identification number provided is correct, and that such holder is not subject to backup withholding. Certain holders (including corporations) generally are not subject to backup withholding. Backup withholding is not an additional tax. U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

Non-U.S. Holders

Effect of the Offer and the Merger. Subject to the discussion below on backup withholding, a non-U.S. holder generally will not be subject to U.S. federal income tax on any gain realized on the receipt of cash for Shares in the Offer or the Merger unless:

•	the holder is an individual who was present in the United States for 183 days or more during the taxable year of the disposition and certain other conditions are met;

•

the gain is effectively connected with the holder’s conduct of a trade or business in the United States, and, if required by an applicable tax treaty, attributable to a permanent establishment maintained by the holder in the United States; or

•

BigBand is or has been a United States real property holding corporation (“USRPHC”) for U.S. federal income tax purposes at any time during the shorter of the five-year period ending on the date of disposition of the Shares or the period that the non-U.S. holder held Shares.

Gains described in the first bullet point above will be subject to U.S. federal income tax at a flat 30% rate (or applicable lower treaty rate), but offset by U.S. source capital losses recognized during the taxable year of the disposition. Unless an applicable tax treaty provides otherwise, gain described in the second bullet point above will be subject to U.S. federal income tax on a net income basis in the same manner as if the non-U.S. holder were a resident of the United States. Non-U.S. holders that are foreign corporations also may be subject to a 30% (or applicable lower treaty rate) branch profits tax. Non-U.S. holders are urged to consult their tax advisors regarding their entitlement to benefits under a relevant tax treaty.

With respect to the third bullet point, in connection with the Offer, BigBand will be required to deliver a certificate to Parent stating that BigBand has not been a USRPHC during the time period described above.

Information Reporting and Backup Withholding. Payments made to non-U.S. holders in the Offer and the Merger may be subject to information reporting and backup withholding (currently at a rate of 28%). Non-U.S. holders can avoid backup withholding by providing the Depositary or paying agent with the applicable and properly executed IRS Form W-8 certifying the holder’s non-U.S. status. Notwithstanding the foregoing, backup withholding may apply if the Purchaser, Depositary or paying agent has actual knowledge, or reason to know, that the holder is a U.S. person that is not an exempt recipient. Backup withholding is not an additional tax. Non-U.S. holders may use amounts withheld as a credit against their U.S. federal income tax liability or may claim a refund of any excess amounts withheld by timely filing a claim for refund with the IRS.

6. Price Range of the Shares; Dividends on the Shares

Since March 20, 2007, the Shares have been listed and traded on NASDAQ GS (or its predecessor, the Nasdaq National Market) under the symbol “BBND.” The following table sets forth, for each of the periods indicated, the high and low reported sales price for the Shares on NASDAQ GS, based on published financial sources.

	High	Low
Year Ended December 31, 2009:
First Quarter	$7.10	$4.13
Second Quarter	7.18	4.68
Third Quarter	5.90	3.63
Fourth Quarter	4.45	3.20
Year Ended December 31, 2010:
First Quarter	$3.61	$2.70
Second Quarter	3.64	2.76
Third Quarter	3.25	2.60
Fourth Quarter	3.28	2.54
Year Ended December 31, 2011:
First Quarter	$2.91	$2.35
Second Quarter	2.62	1.97
Third Quarter	2.61	1.27
Fourth Quarter (through October 20, 2011)	2.28	1.20

On October 10, 2011, the last full trading day before public announcement of the execution of the Merger Agreement, the closing price reported on NASDAQ GS was $1.27 per Share. On October 20, 2011, the last full trading day before the commencement of the Offer, the closing price reported on NASDAQ GS was $2.24 per Share. Stockholders are urged to obtain a current market quotation for the Shares.

The Purchaser has been advised that BigBand has never declared or paid any cash dividend on its capital stock. The Merger Agreement provides that, without Parent’s prior written consent, from the date of the Merger Agreement until the earlier to occur of the termination of the Merger Agreement or the Acceptance Time, BigBand may not declare, set aside, make or pay any dividend or other distribution (whether payable in cash, stock, property or a combination thereof) with respect to any of the capital stock of BigBand or any of its subsidiaries (other than cash dividends paid by a wholly owned subsidiary of BigBand to BigBand or another wholly owned subsidiary of BigBand). BigBand is not expected to declare or pay cash dividends after completion of the Offer.

7. Effect of the Offer on the Market for the Shares; Nasdaq Listing and Controlled Company Status; Exchange Act Registration; Margin Regulations

Market for the Shares. The purchase of Shares in the Offer will reduce the number of publicly traded Shares. As a result, the purchase of Shares in the Offer could adversely affect the liquidity and market value of the remaining Shares held by the public. Neither Parent nor the Purchaser can predict whether the reduction in the number of publicly traded Shares would have an adverse or beneficial effect on the market price or marketability of the Shares or whether it would cause future market prices to be greater or less than the Offer Price.

Nasdaq Listing and Controlled Company Status. It is possible, depending on the number of Shares purchased pursuant to the Offer, that the Shares may no longer meet the requirements for continued listing on NASDAQ GS. According to the published guidelines of the NASDAQ Stock Market, the NASDAQ Stock Market would consider disqualifying the Shares for listing on NASDAQ GS (though not necessarily on the NASDAQ Capital Market) if, among other possible grounds:

•	the number of publicly held Shares falls below 750,000;

•	the total number of holders of record and holders of beneficial interest in Shares falls below 400;

•	the market value of publicly held Shares over a 30 consecutive business day period is less than $5 million;

•	there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period;

•	BigBand has stockholders’ equity of less than $10 million; or

•	The bid price for a Share over a 30 consecutive business day period is less than $1.

Furthermore, the NASDAQ Stock Market would consider delisting the Shares from the NASDAQ Stock Market altogether if, among other possible grounds:

•	the number of publicly held Shares falls below 500,000;

•	the total number of beneficial holders of round lots of Shares falls below 300;

•	the market value of publicly held Shares over a 30 consecutive business day period is less than $1 million;

•	there are fewer than two active and registered market makers in the Shares over a 10 consecutive business day period;

•	the bid price for a Share over a 30 consecutive day period is less than $1; or

•

(i) BigBand has stockholders’ equity of less than $2.5 million, (ii) the market value of BigBand’s listed securities is less than $35 million over a 10 consecutive business day period and (iii) BigBand’s net income from continuing operations is less than $500,000 for the most recently completed year and two of the last three most recently completed years.

Shares held by officers or directors of BigBand, or by any beneficial owner of more than 10 percent of the Shares, will not be considered as being publicly held for purposes of the foregoing determinations.

If the quotations for the Shares on NASDAQ are discontinued the market for the Shares would likely be adversely affected. If NASDAQ ceases to publish quotations for the Shares, it is possible that the Shares would continue to trade on another market or securities exchange or in the over-the-counter market and that price or other quotations would be reported by other sources. The extent of the public market for the Shares and the availability of such quotations would depend, however, upon such factors as the number of stockholders and/or the aggregate market value of the publicly-held Shares at such time, the interest in maintaining a market in the Shares on the part of securities firms, the possible termination of registration under the Exchange Act as described below, and other factors.

After completion of the Offer, BigBand will be eligible to elect “controlled company” status pursuant to Rule 4350(c)(5) of the Nasdaq Marketplace Rules, which means that BigBand would be exempt from the requirement that BigBand’s board of directors be comprised of a majority of “independent directors” and the related rules covering the independence of directors serving on the Compensation Committee of the BigBand Board. The controlled company exemption does not modify the independence requirements for the Audit Committee of the BigBand Board. After completion of the Offer, we expect that BigBand will elect to be treated as a controlled company.

Exchange Act Registration. The Shares are currently registered under the Exchange Act. Such registration may be terminated upon application of BigBand to the SEC if the Shares are neither listed on a national securities exchange nor held by 300 or more holders of record. Termination of the registration of the Shares under the Exchange Act would substantially reduce the information required to be furnished by BigBand to holders of Shares and to the SEC and would make certain of the provisions of the Exchange Act, such as the short-swing profit recovery provisions of Section 16(b), the requirement to furnish a proxy statement pursuant to Section 14(a) in connection with a stockholders’ meeting and the related requirement to furnish an annual report to stockholders and the requirements of Rule 13e-3 promulgated under the Exchange Act with respect to “going private” transactions, no longer applicable to the Shares. Furthermore, “affiliates” of BigBand and persons holding “restricted securities” of BigBand may be deprived of the ability to dispose of such securities pursuant to Rule 144 promulgated under the Securities Act of 1933, as amended. If registration of the Shares under the Exchange Act were terminated, the Shares would no longer be “margin securities” or eligible for listing or reporting on NASDAQ. We expect that BigBand will apply for termination of registration of the Shares under the Exchange Act as soon after the completion of the Offer as the requirements for such termination are met.

Margin Regulations. The Shares are currently “margin securities” under the regulations of the Board of Governors of the Federal Reserve System (the “Federal Reserve Board”), which regulations have the effect, among other things, of allowing brokers to extend credit on the collateral of Shares for the purpose of buying, carrying or trading in securities. Depending upon factors similar to those described above regarding listing and market quotations, it is possible that, after completion of the Offer, the Shares would no longer constitute “margin securities” for purposes of the margin regulations of the Federal Reserve Board and therefore could no longer be used as collateral for loans made by brokers. In addition, if registration of the Shares under the Exchange Act is terminated, the Shares would no longer constitute “margin securities.” We currently expect that the Shares will not continue to be “margin securities” after completion of the Offer.

8. Certain Information Concerning BigBand

BigBand Networks, Inc. BigBand is a Delaware corporation with its principal executive offices at 475 Broadway Street, Redwood City, California 94063. The telephone number of BigBand at such office is (650) 995-5000. According to publicly available documents and records on file with the SEC and other public sources, BigBand develops, markets and sells network-based platforms that enable cable multiple system operators and telecommunications companies to offer video services across coaxial, fiber and copper networks. BigBand was incorporated in Delaware in December 1998. Since that time, BigBand has developed significant expertise in rich media processing, communications networking and bandwidth management technologies. BigBand’s customers are using BigBand’s platforms to expand their high-definition television services as well as to enable delivery of high-quality video advertising programming to subscribers. BigBand’s Broadcast Video, TelcoTV, Switched Digital Video and IPTV solutions are comprised of a combination of software and programmable hardware platforms.

BigBand has sold its solutions to more than 200 customers globally. BigBand sells its products and services to customers in North America through its direct sales force. Domestically, BigBand’s customers include AT&T, Bright House, Cablevision, Charter Communications, Comcast, Cox, Time Warner Cable and Verizon, which are eight of the ten largest service providers in the U.S. BigBand sells to customers internationally through a combination of direct sales and resellers. BigBand’s international resellers include BUPT Goan, Guangdong Tongke, Sugys and Ssangyong who sell to end users such as Jiangsu Cable and LG Uplus.

Available Information. BigBand is subject to the informational filing requirements of the Exchange Act and, in accordance therewith, is obligated to file reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning BigBand’s directors and officers, their remuneration, options and restricted stock units, if any, granted to them, the principal holders of BigBand’s securities and any material interests of such persons in transactions with BigBand is required to be disclosed in proxy statements distributed to BigBand’s stockholders and filed with the SEC. Such reports, proxy statements and other information should be available for inspection at the public reference facilities of the SEC at 100 F Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F Street, N.E., Washington, D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to BigBand that have been filed via the EDGAR system.

None of Parent, the Purchaser, the Information Agent or the Depositary assumes responsibility for the accuracy or completeness of the information concerning BigBand provided by BigBand or contained in the periodic reports, documents and records referred to herein or for any failure by BigBand to disclose events that may have occurred or may affect the significance or accuracy of any such information but which are unknown to us.

9. Certain Information Concerning Parent and the Purchaser

Parent and the Purchaser. ARRIS Group, Inc. is a Delaware corporation. Parent is a global communications technology company, headquartered in Suwanee, Georgia. Parent operates in three business segments, Broadband Communications Systems, Access, Transport & Supplies, and Media & Communications Systems. Parent specializes in integrated broadband network solutions that include products, systems and software for content and operations management (including video on demand), and professional services. Parent is a leading developer, manufacturer and supplier of telephony, data, video, construction, rebuild and maintenance equipment for the broadband communications industry. In addition, Parent is a leading supplier of infrastructure products used by cable system operators to build-out and maintain hybrid fiber-coaxial networks. Parent provides its customers with products and services that enable reliable, high speed, two-way broadband transmission of video, telephony, and data.

Parent’s business address is 3871 Lakefield Drive, Suwanee, Georgia 30024. The telephone number at such office is (678) 473-2000.

The Purchaser is a Delaware corporation that was recently formed at the direction of Parent for the purpose of effecting the Offer and the Merger. The Purchaser is a wholly owned subsidiary of Parent. Until immediately before the time the Purchaser purchases Shares in the Offer, it is not anticipated that the Purchaser will have any significant assets or liabilities or engage in any activities other than those incidental to the Offer and the Merger. The Purchaser’s legal name as specified in its certificate of incorporation is Amsterdam Acquisition Sub, Inc. The Purchaser’s principal executive offices are located at 3871 Lakefield Drive, Suwanee, Georgia 30024. The telephone number of the Purchaser at that office is (678) 473-2000.

The name, citizenship, business address, current principal occupation or employment and five-year employment history of each of the directors and executive officers of the Purchaser and Parent are set forth in Schedule I hereto.

Except as described in this Offer to Purchase or Schedule I to this Offer to Purchase, (i) neither Parent nor the Purchaser, nor any of the persons listed in Schedule I or any associate or other majority-owned subsidiary of Parent or the Purchaser or of any of the persons so listed, beneficially owns or has a right to acquire any Shares or any other equity securities of BigBand and (ii) neither Parent nor the Purchaser, nor any of the persons or entities referred to in clause (i) above has effected any transaction in the Shares or any other equity securities of BigBand during the past 60 days.

Except as set forth in this Offer to Purchase, neither Parent nor the Purchaser, nor any of the persons listed on Schedule I to this Offer to Purchase, has had any business relationship or transaction with BigBand or any of its executive officers, directors or affiliates that is required to be reported under the rules and regulations of the SEC applicable to the Offer. Except as set forth in this Offer to Purchase, during the past two years there have been no negotiations, transactions or material contacts between Parent or any of its subsidiaries (including the Purchaser) or any of the persons listed in Schedule I to this Offer to Purchase, on the one hand, and BigBand or its affiliates, on the other hand, concerning a merger, consolidation or acquisition, tender offer or other acquisition of securities, an election of directors or a sale or other transfer of a material amount of assets. None of Parent or the Purchaser or the persons listed in Schedule I has, during the past five years, been convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors). None of Parent or the Purchaser or the persons listed in Schedule I has, during the past five years, been a party to any judicial or administrative proceeding (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, federal or state securities laws, or a finding of any violation of federal or state securities laws.

Available Information. Pursuant to Rule 14d-3 under the Exchange Act, Parent and the Purchaser have filed with the SEC a Tender Offer Statement on Schedule TO (the “Schedule TO”), of which this Offer to Purchase forms a part, and exhibits to the Schedule TO. Parent is subject to the information filing requirements of the Exchange Act, and, in accordance therewith, is obligated to file certain reports, proxy statements and other information with the SEC relating to its business, financial condition and other matters. Information as of particular dates concerning Parent’s directors and officers, their remuneration, options and restricted stock granted to them, the principal holders of Parent’s securities and any material interest of such persons in transaction with Parent is required to be disclosed in proxy statements distributed to Parent’s stockholders and filed with the SEC. Such reports, proxy statement and other information filed by Parent and the Purchaser with the SEC, as well as the Schedule TO and the exhibits thereto, may be inspected at the SEC’s public reference library at 100 F. Street, N.E., Room 1580, Washington, D.C. 20549. Copies of such information should be obtainable by mail, upon payment of the SEC’s customary charges, by writing to the SEC’s principal office at 100 F. Street, N.E., Washington D.C. 20549. The SEC also maintains a website at www.sec.gov that contains reports, proxy statements and other information relating to Parent that have been filed with the SEC via the EDGAR system, including the Schedule TO and exhibits thereto.

10. Source and Amount of Funds

Completion of the Offer is not conditioned upon Parent’s or the Purchaser’s ability to obtain financing. Parent and the Purchaser estimate that the total funds required to complete the Offer and the Merger will be approximately $177.6 million (which estimate includes payment in respect of (i) outstanding options with an exercise price of less than the Offer Price; (ii) certain outstanding restricted stock units the vesting of which will be accelerated pursuant to change of control provisions in agreements with certain BigBand directors and officers; (iii) bonus payments to certain BigBand officers and employees payable as a result of the transactions contemplated by the Merger Agreement; and (iv) any related transaction fees and expenses).

The Purchaser anticipates funding these payments with cash on hand at Parent or any wholly owned subsidiary of Parent. As of September 30, 2011, Parent had approximately $590.6 million of cash, cash equivalents, short-term investments and other marketable securities that can be used to fund the purchase of the Shares in the Offer and the Merger. Because the only consideration to be paid in the Offer and the Merger is cash, the Offer is to purchase all issued and outstanding Shares and there is no financing condition to the completion of the Offer, the financial condition of the Purchaser and Parent is not material to a decision by a holder of Shares whether to sell, hold or tender Shares in the Offer.

No alternative financing arrangements or alternative financing plans have been made in the event that Parent’s cash on hand, as described above, is not available as anticipated.

11. Background of the Offer; Past Contacts, Negotiations and Transactions

As part of its long-term business strategy, Parent has consistently sought to maintain its strong capital structure while being mindful of potential acquisition opportunities that would permit Parent to continue to grow its business into a more complete portfolio, including a strong video product suite. As part of this strategy, Parent has looked to explore opportunities that would allow it to expand its products and service portfolio and to diversify its customer base beyond cable system operators and to further enhance its talent pool of employees to help Parent execute on its long-term growth strategies.

As part of this growth strategy, Parent previously engaged in discussions with representatives of BigBand regarding a potential business combination transaction or other strategic relationships. Parent and BigBand had preliminary discussions regarding the acquisition of BigBand by ARRIS beginning in late 2008. However, following preliminary due diligence sessions and further discussion of the preliminary terms of a possible transaction, Parent terminated discussions with BigBand in March 2009.

Subsequent to March 2009, Parent continued to monitor BigBand’s product and customer announcements and followed its publicly announced financial results.

In mid-March 2011, Robert J. Stanzione, Chairman of the Board of Directors, President and Chief Executive Officer of Parent, contacted Amir Bassan-Eskenazi, President and Chief Executive Officer of BigBand, to discuss the readiness of certain of BigBand’s products as well as the willingness of BigBand’s board to consider a strategic transaction. Mr. Bassan-Eskenazi indicated that he would discuss the possibility with the BigBand Board and would get back to Mr. Stanzione.

On April 4, 2011, Mr. Bassan-Eskenazi and other representatives of BigBand met with Mr. Stanzione and other representatives of Parent to provide Parent with a general business update in order to facilitate Parent’s evaluation of a potential transaction. On or about May 5, 2011, Mr. Stanzione met with Michael J. Pohl, the Chairman of the BigBand Board, to further discuss a possible acquisition by Parent. In addition, between the meeting held on April 4, 2011 and May 16, 2011, Messrs. Stanzione and Bassan-Eskenazi had several additional follow-up discussions regarding a potential transaction and, based on these preliminary discussions, Parent decided to move forward regarding a potential transaction with BigBand.

On May 16, 2011, Mr. Stanzione and other representatives of Parent met with representatives of BigBand at which time BigBand shared information with Parent that Parent used to begin its evaluation of a potential transaction with BigBand.

At the regularly scheduled meeting of Parent’s board of directors held on May 25, 2011, Mr. Stanzione provided the Parent board with an update on his discussions with representatives of BigBand. Parent’s board of directors authorized management to continue discussions with BigBand.

Representatives of Parent and its financial advisor met with BigBand’s representatives and representatives of its financial advisor on June 13, 2011 to discuss a possible transaction. Subsequent to the meeting, between June 13, 2011 and August 19, 2011, representatives of BigBand continued to provide preliminary information to Parent, which Parent used to continue to evaluate a possible transaction. In addition, representatives of Parent and BigBand had several follow up discussions regarding the information provided by BigBand.

Based on the preliminary information provided by BigBand, on August 19, 2011, Parent submitted a written, non-binding letter of intent to BigBand to acquire the Company for a price between $1.75 and $2.00 per share in cash. Parent’s proposal was subject to completion of due diligence and to BigBand agreeing to an exclusive negotiation period with Parent. Parent also outlined to BigBand’s representatives its proposed timeline for completing its due diligence process and announcing a transaction by mid-October 2011.

On August 24, 2011, Parent held a regularly scheduled board meeting at which time Mr. Stanzione provided the Parent board with an update on the discussions with representatives of BigBand and Parent’s preliminary due diligence review. After discussion, Parent’s board of directors authorized management to continue discussions with BigBand.

On or about August 25, 2011, representatives of BigBand’s financial advisor contacted representatives of Parent and its financial advisor and informed them that BigBand was not interested in proceeding with a transaction in the price range indicated by Parent in its August 19th proposal, but would consider a transaction at $2.75 per share in cash. The representatives of BigBand’s financial advisor emphasized that the value of BigBand’s intellectual property along with BigBand’s net operating losses that could be utilized by Parent to substantiate the $2.75 per share price.

On or about September 1, 2011, Parent’s representatives indicated to BigBand’s representatives that they would be willing to offer $2.25 per share in cash. Subsequent to communicating this revised offer, representatives of BigBand provided additional information with respect to BigBand’s net operating losses that they believed should be included in Parent’s valuation of BigBand. Parent’s representatives informed BigBand’s representatives that such information had already been factored into Parent’s revised offer price of $2.25 per share in cash.

On September 9, 2011, Mr. Bassan-Eskenazi called Mr. Stanzione and informed him that the BigBand board would not accept Parent’s $2.25 offer price but provided a counter-proposal of $2.50 per share. Following this call, on September 10, 2011, representatives of BigBand called representatives of Parent to discuss the timing of Parent’s confirmatory due diligence process and Parent outlined its due diligence requirements.

Parent submitted to BigBand a non-binding, letter of intent to BigBand on September 12, 2011 to acquire BigBand for $2.38 per share in cash. The offer was specifically conditioned on Parent receiving tender and voting agreements from the Tender Agreement Stockholders. In addition, the letter of intent outlined Parent’s confirmatory due diligence to be completed and requested a four-week exclusivity period to reach a definitive agreement on the transaction.

On September 15, 2011, Parent entered into an exclusivity agreement with BigBand providing Parent an exclusive negotiating period until September 30, 2011. In addition, representatives of BigBand sent Parent’s representatives an initial draft of the merger agreement for review. Delivery of the merger agreement was followed, on September 17, 2011, with delivery by BigBand’s outside counsel, Wilson Sonsini Goodrich & Rosati, Professional Corporation (“WSGR”), to Parent’s outside counsel, Troutman Sanders LLP (“Troutman Sanders”), of a draft of the proposed tender and voting agreement.

On September 19, 2011, BigBand made available to Parent’s representatives an electronic data room that included documents requested by Parent in order to complete its confirmatory due diligence. Parent’s representatives traveled to BigBand’s offices in California and Israel between September 21, 2011 and September 27, 2011 to meet with BigBand’s representatives and conduct in-person due diligence. During that time, representatives of Parent and BigBand and their respective financial and legal advisors continued to negotiate the terms of the merger agreement and the tender and voting agreement. These negotiated terms included, among other terms and conditions, the amount of the termination fee payable by BigBand under specified circumstances. Representatives of Troutman Sanders conveyed Parent’s initial request of a termination fee equal to 4% of BigBand’s equity value in the transaction, which representatives of WSGR and BigBand rejected and countered with a lower amount.

On October 3, 2011, representatives of Parent met with its financial and legal advisors to discuss the preliminary results of Parent’s confirmatory due diligence. As a result of reduced BigBand customer bookings in the third quarter of 2011, as well as the forecasts that had been provided by BigBand to Parent for the second half of 2011 and 2012, which were materially lower than the financial forecasts previously provided by BigBand to Parent, Parent decided to reduce its offer for the acquisition of BigBand from $2.38 per share to $2.10 per share in cash.

Subsequent to Parent’s internal discussions, on October 3, 2011, Mr. Stanzione called Mr. Bassan-Eskenazi to communicate the reduced offer price and to discuss open points in the merger agreement and the tender and voting agreement. Troutman Sanders also delivered, on October 3, 2011, revised drafts of the merger agreement and the tender and voting agreement to WSGR for consideration. The revised draft of the merger agreement proposed a termination fee payable by BigBand under certain circumstances equal to $5.5 million.

Mr. Bassan-Eskenazi called Mr. Stanzione on October 5, 2011 and informed him that BigBand would not accept $2.10 per share, and countered with a proposal of $2.24 per share in cash. Mr. Bassan-Eskenazi indicated, however, that BigBand’s board support for a transaction at that price may not be unanimous and that it would not include the tender and voting agreement with the Tender Agreement Stockholders.

On October 6, 2011, representatives of Parent and its financial and legal advisors discussed BigBand’s response communicated on October 5, 2011. Following these discussions, Mr. Stanzione contacted Mr. Bassan-Eskenazi and informed him that Parent had agreed to revise its proposal to $2.24 per share in cash, but that such offer was conditioned on unanimous approval by the BigBand board and the Tender Agreement Stockholders agreeing to enter into the tender and voting agreement with Parent. Mr. Stanzione emphasized that this was Parent’s final offer with respect to the proposed transaction.

On October 7, 2011, representatives of BigBand informed Parent’s representatives that BigBand’s board had approved moving forward based on Parent’s revised offer of $2.24 and that the Tender Agreement Stockholders would agree to enter into the tender and voting agreement.

Between October 7, 2011 and October 10, 2011, Troutman Sanders and WSGR finalized the terms of the merger agreement and the tender and voting agreement.

On October 10, 2011, Parent’s board of directors met, together with its legal and financial advisors, to consider the merger agreement and the proposed acquisition of BigBand. After discussion, Parent’s board of directors unanimously approved entering into the merger agreement and the acquisition of BigBand as contemplated thereby. Parent, Purchaser and BigBand executed the Merger Agreement and the Tender Agreement later in the day on October 10, 2011 following the adjournment of the meeting of the BigBand Board.

Parent and BigBand announced the Merger Agreement by a joint press release on October 11, 2011, and Parent conducted an investor call prior to the opening of trading in the Shares on October 11, 2011.

BigBand’s Solicitation/Recommendation Statement on Schedule 14D-9, which will be filed by BigBand with the SEC and mailed to BigBand’s stockholders, includes additional information on the background, negotiations and other activities related to potential transactions involving BigBand. See the section titled “Background” in Item 4 of the Schedule 14D-9.

Neither Parent nor BigBand have engaged in any transactions with the other in excess of one percent of BigBand’s gross revenues during 2009, 2010 or 2011. Similarly, during the same period Parent and its subsidiaries have not engaged in any transactions with any director or officer of BigBand.

12. Purpose of the Offer; Plans for BigBand; Other Matters

Purpose of the Offer. The purpose of the Offer is to enable the Purchaser to acquire control of, and the entire equity interest in, BigBand. The Offer is being made pursuant to the Merger Agreement and is intended to increase the likelihood that the Merger will be effected and reduce the time required for stockholders to receive the transaction consideration and to complete the acquisition of BigBand. The purpose of the Merger is to acquire all issued and outstanding Shares not purchased in the Offer. The transaction structure includes the Merger to ensure the acquisition of all issued and outstanding Shares.

If the Merger is completed, Parent will own 100% of the equity interests in BigBand, and will be entitled to all of the benefits resulting from that interest. These benefits include complete control of BigBand and entitlement to any increase in its value. Similarly, Parent would also bear the risk of any losses incurred in the operation of BigBand and any decrease in the value of BigBand.

BigBand stockholders who sell their Shares in the Offer will cease to have any equity interest in BigBand and to participate in any future growth in BigBand. If the Merger is completed, the current stockholders of BigBand will no longer have an equity interest in BigBand and instead will have only the right to receive cash consideration according to the Merger Agreement or, to the extent stockholders are entitled to and properly exercise appraisal rights under the DGCL, the amounts to which such stockholders are entitled under the DGCL. See Section 13—“The Merger Agreement; Other Agreements.” Similarly, the current stockholders of BigBand will not bear the risk of any decrease in the value of BigBand after selling their Shares in the Offer or the Merger.

Plans for BigBand. Except as disclosed in this Offer to Purchase, we do not have any present plan or proposal that would result in the acquisition by any person of additional securities of BigBand, the disposition of securities of BigBand, an extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving BigBand or its subsidiaries, or the sale or transfer of a material amount of assets of BigBand or its subsidiaries. After completion of the Offer and the Merger, BigBand will be a wholly owned subsidiary of Parent. After completion of the Offer and the Merger, Parent expects to work with BigBand’s management to evaluate and review BigBand and its business, assets, corporate structure, operations, properties and strategic alternatives, and to integrate BigBand into Parent’s business units and market units. In addition, in connection with integrating BigBand’s and Parent’s corporate structure, Parent may determine to reorganize, merge or consolidate BigBand with one or more domestic or foreign subsidiaries of Parent. Parent and the Purchaser reserve the right to change their plans and intentions at any time, as they deem appropriate.

At the Acceptance Time, Parent will be entitled, and intends, to designate up to such number of directors on the BigBand Board equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the BigBand Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) a fraction, the numerator of which is the number of Shares beneficially owned by Parent and Purchaser (giving effect to the Shares accepted for payment pursuant to the Offer), and the denominator of which is the total number of then outstanding Shares. Following a request by Parent, BigBand will, to the extent permitted by applicable laws and the certificate of incorporation and bylaws of BigBand, take all action necessary to cause the individuals so designated by Parent to be elected or appointed to the BigBand Board, including (at the election of Parent) either by increasing the size of the BigBand Board or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Parent to be elected or appointed to the BigBand Board.

From time to time after the Acceptance Time, at the request of Parent, BigBand will, to the extent permitted by applicable laws and the certificate of incorporation and bylaws of BigBand, take all action necessary to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) as is on the BigBand Board on (i) each committee of the BigBand Board, (ii) each board of directors of each subsidiary of BigBand and (iii) each committee of each such board of directors of each subsidiary of BigBand, in each case to the fullest extent permitted by all applicable laws. Notwithstanding the foregoing, from the Acceptance Time until the Effective Time, BigBand will use its commercially reasonable efforts to cause the BigBand Board to always have at least two directors who are directors on the date of the Merger Agreement, who are not employed by BigBand and who are not affiliates or employees of Parent or any of its subsidiaries, and who are independent directors for purposes of the continued listing requirements of the NASDAQ Stock Market (the “Continuing Directors”); provided that, if the number of Continuing Directors is reduced below two for any reason whatsoever, the remaining Continuing Director will be entitled to designate any other person(s) who are not an affiliate or employee of Parent or any of its subsidiaries to fill such vacancies and such person(s) will be deemed to be a Continuing Director(s) for purposes of the Merger Agreement; provided further, that the remaining Continuing Director will fill such vacancies as soon as practicable, but in any event within 10 Business Days, and further provided that if no such Continuing Director is appointed in such time period, Parent will designate such Continuing Director; provided further, that if no Continuing Director then remains, the other directors will designate two persons who are not affiliates, consultants, representatives or employees of Parent or any of its subsidiaries to fill such vacancies and such persons will be deemed to be Continuing Directors for purposes of the Merger Agreement. BigBand has received irrevocable commitments from a majority of the members of the BigBand Board to resign at the Acceptance Time.

After Parent’s designees are elected to the BigBand Board and until the Effective Time, the approval of a majority of the Continuing Directors will be required to authorize (and such authorization will constitute the authorization of the BigBand Board and no other action on the part of BigBand, including any action by any other director of BigBand, will be required to authorize):

•	any amendment or termination of the Merger Agreement on behalf of BigBand;

•	any amendment of the Merger Agreement requiring action by the BigBand Board;

•	any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser;

•	any exercise, enforcement or waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of BigBand;

•	any amendment of the certificate of incorporation or bylaws of BigBand that would adversely affect its stockholders; and

•	any other action to be taken or not to be taken on behalf of BigBand under or in connection with the Merger Agreement or the transactions contemplated thereby.

The Continuing Directors will have the authority to retain counsel (which may include current counsel to BigBand) at the reasonable expense of BigBand for the purpose of fulfilling their obligations under the Merger Agreement, and will have the authority, after the Acceptance Time, to institute any action on behalf of BigBand to enforce the performance of the Merger Agreement in accordance with its terms.

Stockholder Approval. Under the DGCL, the approval of the board of directors of the Purchaser and the BigBand Board is required for approval of the Merger Agreement and the completion of the Merger, and the affirmative vote of the holders of a majority of the voting power of the issued and outstanding Shares is required to adopt and approve the Merger Agreement and the Merger, unless the “short-form” merger procedure described below is available. BigBand has represented in the Merger Agreement that the execution and delivery of the Merger Agreement by BigBand and the completion by BigBand of the transactions contemplated by the Merger Agreement have been duly and validly authorized by all necessary corporate action on the part of BigBand, subject to the approval of the Merger Agreement by the affirmative vote of the holders of a majority of the issued and outstanding Shares, if required in accordance with the DGCL. BigBand has further represented that the approval described in the preceding sentence is the only stockholder vote required to adopt the Merger Agreement and complete the Merger. After the Purchaser accepts for payment Shares validly tendered in the Offer, and after the expiration of any subsequent offering period, BigBand has agreed, if necessary, to set a record date for, call and give notice of a special meeting of its stockholders to consider and take action upon the Merger Agreement and to convene and hold such meeting. The special meeting would be held as promptly as practicable after the Acceptance Time and after the expiration of any subsequent offering period. Parent has agreed to vote, or cause to be voted, all of the Shares then owned of record by Parent, the Purchaser or any of Parent’s other subsidiaries and affiliates.

Short-Form Merger. Section 253 of the DGCL provides that, if a corporation owns at least 90% of the issued and outstanding shares of each class and series of a subsidiary corporation, the parent corporation may merge the subsidiary corporation into itself or into another such subsidiary or merge itself into the subsidiary corporation, in each case, without the approval of the board of directors or the stockholders of the subsidiary corporation (such merger, a “Short-Form Merger”). In the event that Parent, the Purchaser and their subsidiaries and affiliates acquire in the aggregate at least 90% of the issued and outstanding shares of each class and series of capital stock of BigBand in the Offer, in a subsequent offering period or otherwise (and including as a result of its exercise of the Top-Up Option), then the Purchaser will cause the Short-Form Merger to be effected without a meeting of the stockholders of BigBand, subject to compliance with the provisions of Section 253 of the DGCL. If the Purchaser does not acquire sufficient Shares in the Offer, including any subsequent offering period, to complete a Short-Form Merger, the Purchaser expects to exercise the Top-Up Option, subject to the limitations set forth in the Merger Agreement, to purchase from BigBand a number of additional Shares required to complete a Short-Form Merger, taking into account the Shares issued upon exercise of the Top-Up Option. The Merger Agreement provides that Parent will take all actions necessary or appropriate to effect a Short-Form Merger if permitted to do so under the DGCL.

Going Private Transactions. The SEC has adopted Rule 13e-3 under the Exchange Act, which is applicable to certain “going private” transactions and which may under certain circumstances be applicable to the Merger or other business combination following the purchase of Shares pursuant to the Offer in which the Purchaser seeks to acquire the remaining Shares not then held by it. The Purchaser believes that Rule 13e-3 will not be applicable to the Merger because it is anticipated that the Merger will be effected within one year following completion of the Offer and, in the Merger, stockholders will receive the same price per Share as paid in the Offer. Rule 13e-3 would otherwise require, among other things, that certain financial information concerning BigBand and certain information relating to the fairness of the proposed transaction and the consideration offered to minority stockholders be filed with the SEC and disclosed to stockholders before completion of a transaction.

Appraisal Rights. Holders of the Shares do not have appraisal rights in connection with the Offer. However, if the Merger (including the Short-Form Merger) is consummated, holders of the Shares immediately prior to the Effective Time will have certain rights under the provisions of Section 262 of the DGCL, including the right to dissent from the Merger and demand appraisal of, and to receive payment in cash of the fair value of, their Shares. Dissenting BigBand stockholders who comply with the applicable statutory procedures will be entitled to receive a judicial determination of the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the Merger) and to receive payment of such fair value in cash, together with a fair rate of interest thereon, if any. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per Share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per Share to be paid in the Merger. Any dilutive impact on the value of the Shares as a result of the issuance of the Top-Up Shares will not be taken into account in any determination of the fair value of any dissenting Shares pursuant to Section 262 of the DGCL.

The foregoing summary of the rights of stockholders seeking appraisal rights under the DGCL does not purport to be a complete statement of the procedures to be followed by stockholders desiring to exercise any appraisal rights available under the DGCL and is qualified in its entirety by reference to Section 262 of the DGCL. The perfection of appraisal rights requires strict adherence to the applicable provisions of the DGCL. If a stockholder withdraws or loses his right to appraisal, such holder will only be entitled to receive the price per Share to be paid in the Merger, without interest.

13. The Merger Agreement; Other Agreements

Merger Agreement

The following summary of certain provisions of the Merger Agreement is qualified by reference to the Merger Agreement itself, which is incorporated herein by reference. We have filed a copy of the Merger Agreement as an exhibit to the Schedule TO. The Merger Agreement may be examined and copies may be obtained at the places and in the manner set forth in Section 9—“Certain Information Concerning Parent and the Purchaser.” Stockholders and other interested parties should read the Merger Agreement for a more complete description of the provisions summarized below. Capitalized terms used herein and not otherwise defined have the meanings set forth in the Merger Agreement.

The Offer. The Merger Agreement provides that the Purchaser will commence the Offer as promptly as practicable (and in any event within 10 Business Days) after the execution of the Merger Agreement, and that, subject to the satisfaction of the Minimum Condition and the other conditions that are described in Section 14—“Conditions of the Offer,” the Purchaser will accept for payment and promptly pay for all Shares validly tendered and not withdrawn in accordance with the terms of the Offer.

Parent and the Purchaser expressly reserve the right to increase the Offer Price or to make any other changes in the terms and conditions of the Offer, except that, without the prior written consent of BigBand, we may not:

•	waive the Minimum Condition, the HSR Condition or the No Injunctions Condition;

•	make any change in the terms of or conditions to the Offer that:

•	changes the form of consideration to be paid in the Offer;

•	decreases the Offer Price or the number of Shares sought in the Offer;

•	extends the Offer, other than in a manner required by the Merger Agreement;

•	imposes conditions to the Offer other than those set forth in the Merger Agreement;

•	modifies the conditions set forth in the Merger Agreement; or

•	amends any other term or condition of the Offer in any manner that is adverse to the holders of Shares.

We have agreed in the Merger Agreement that:

•

We will extend the Offer for any period required by any law or order, or any rule, regulation, interpretation or position of the SEC or its staff or NASDAQ, in any such case that is applicable to the Offer.

•

In the event that all of the conditions to the Offer, including the Minimum Condition or any of the other conditions set forth in the Merger Agreement, are not satisfied or waived (if permitted thereunder) as of any then scheduled expiration of the Offer, we will extend the Offer for successive extension periods of 10 Business Days each (or any longer period as may be approved in advance by BigBand) in order to permit the satisfaction of all of the conditions to the Offer.

•

In the event that an Acquisition Proposal (as defined below) has been publicly announced or has been publicly disclosed and has not been withdrawn or otherwise abandoned as of any then scheduled expiration of the Offer, we will extend the Offer for an extension period of 10 Business Days (or any longer period as may be approved in advance by BigBand).

•

If any material amendment to any Acquisition Proposal described in the preceding bullet point has been publicly announced or has been publicly disclosed and has not been withdrawn or otherwise abandoned as of any then scheduled expiration of the Offer, we will extend the Offer for successive extensions of five Business Days (or any longer period as may be approved in advance by BigBand).

Provided, however, that the foregoing will not (i) obligate us to extend the scheduled expiration of the Offer beyond March 31, 2012 or (ii) be deemed to impair, limit or otherwise restrict in any manner the right of the parties to terminate the Merger Agreement pursuant to its terms. Further, we are not required to extend the Offer in the circumstances described in the third and fourth bullet points above on more than three occasions.

If, at the Expiration Date, all of the conditions to the Offer have been satisfied (or waived, if they may be waived) we will accept for payment and promptly pay for Shares validly tendered and not withdrawn in accordance with the terms of the Offer. After acceptance for payment of Shares in the Offer, if Parent and the Purchaser do not beneficially own at least 90% of the Shares then outstanding (assuming exercise in full of the Top-Up Option), which would permit the Purchaser to complete the Merger under the “short-form” merger provisions of the DGCL, then the Purchaser may, in its sole discretion, and reserves the right to, provide for a subsequent offering period of not less than three nor more than 20 business days in accordance with Rule 14d-11 under the Exchange Act. Parent will provide or cause to be provided to the Purchaser on a timely basis the funds necessary to pay for any Shares that the Purchaser becomes obligated to purchase during such subsequent offering period. The Offer Price payable in respect of each Share that is validly tendered during the subsequent offering period will be paid net to you in cash, subject to reduction for any applicable withholding taxes payable in respect thereof.

The Purchaser has agreed that it will not terminate the Offer prior to any scheduled Expiration Date unless the Merger Agreement is terminated pursuant to its terms. If the Merger Agreement is terminated pursuant to its terms, then the Purchaser is required to promptly, and in any event within one Business Day, irrevocably and unconditionally terminate the Offer and the Depositary will return all Shares tendered in the Offer.

Neither Parent nor the Purchaser will terminate or withdraw the Offer prior to the then scheduled expiration of the Offer unless the Merger Agreement is validly terminated in accordance with its terms, in which case the Purchaser will (and Parent will cause the Purchaser to) irrevocably and unconditionally terminate the Offer promptly (but in no event more than one Business Day) after such termination of the Merger Agreement.

BigBand’s Board of Directors. Effective upon the Acceptance Time, Parent will be entitled, and intends, to designate up to such number of directors on the BigBand Board equal to the product (rounded up to the next whole number) obtained by multiplying (x) the number of directors on the BigBand Board (giving effect to any increase in the number of directors pursuant to the Merger Agreement) and (y) a fraction, the numerator of which is the number of Shares beneficially owned by Parent and Purchaser (giving effect to the Shares accepted for payment pursuant to the Offer), and the denominator of which is the total number of then outstanding Shares. Following a request by Parent, BigBand will, to the extent permitted by applicable laws and the certificate of incorporation and bylaws of BigBand, take all action necessary to cause the individuals so designated by Parent to be elected or appointed to the BigBand Board, including (at the election of Parent) either by increasing the size of the BigBand Board or by seeking and accepting or otherwise securing the resignations of such number of then incumbent directors as is necessary to enable the individuals so designated by Parent to be elected or appointed to the BigBand Board.

From time to time after the Acceptance Time, at the request of Parent, BigBand will, to the extent permitted by applicable laws and the certificate of incorporation and bylaws of BigBand, take all action necessary to cause the individuals so designated by Parent to constitute substantially the same percentage (rounding up where appropriate) as is on the BigBand Board on (i) each committee of the BigBand Board, (ii) each board of directors of each subsidiary of BigBand and (iii) each committee of each such board of directors of each subsidiary of BigBand, in each case to the fullest extent permitted by all applicable laws. Notwithstanding the foregoing, from the Acceptance Time until the Effective Time, BigBand will use its commercially reasonable efforts to cause the BigBand Board to always have at least two directors who are directors on the date of the Merger Agreement, who are not employed by BigBand and who are not affiliates or employees of Parent or any of its subsidiaries, and who are independent directors for purposes of the continued listing requirements of NASDAQ (the “Continuing Directors”); provided that, if the number of Continuing Directors is reduced below two for any reason whatsoever, the remaining Continuing Director will be entitled to designate any other person(s) who are not an affiliate or employee of Parent or any of its subsidiaries to fill such vacancies and such person(s) will be deemed to be a Continuing Director(s) for purposes of the Merger Agreement; provided further, that the remaining Continuing Director will fill such vacancies as soon as practicable, but in any event within 10 Business Days, and further provided that if no such Continuing Director is appointed in such time period, Parent will designate such Continuing Director; provided further, that if no Continuing Director then remains, the other directors will designate two persons who are not affiliates, consultants, representatives or employees of Parent or any of its subsidiaries to fill such vacancies and such persons will be deemed to be Continuing Directors for purposes of the Merger Agreement. BigBand has received irrevocable commitments from a majority of the members of the BigBand Board to resign at the Acceptance Time.

After Parent’s designees are elected to the BigBand Board and until the Effective Time, the approval of a majority of the Continuing Directors will be required to authorize (and such authorization will constitute the authorization of the BigBand Board and no other action on the part of BigBand, including any action by any other director of BigBand, will be required to authorize):

•	any amendment or termination of the Merger Agreement on behalf of BigBand;

•	any amendment of the Merger Agreement requiring action by the BigBand Board;

•	any extension of time for performance of any obligation or action under the Merger Agreement by Parent or Purchaser;

•	any exercise, enforcement or waiver of compliance with any of the agreements or conditions contained in the Merger Agreement for the benefit of BigBand;

•	any amendment of the certificate of incorporation or bylaws of BigBand that would adversely affect its stockholders; and

•	any other action to be taken or not to be taken on behalf of BigBand under or in connection with the Merger Agreement or the transactions contemplated thereby.

The Continuing Directors will have the authority to retain counsel (which may include current counsel to BigBand) at the reasonable expense of BigBand for the purpose of fulfilling their obligations, and will have the authority, after the Acceptance Time, to institute any action on behalf of BigBand to enforce the performance of the Merger Agreement in accordance with its terms.

The Merger. The Merger Agreement provides that, following completion of the Offer and subject to the terms and conditions of the Merger Agreement, and in accordance with the DGCL, at the Effective Time:

•	the Purchaser will be merged with and into BigBand and, as a result of the Merger, the separate corporate existence of the Purchaser will cease;

•	BigBand will continue as the surviving corporation of the Merger (which we refer to as the “surviving corporation”); and

•

all of the property, rights, privileges, powers and franchises of BigBand and the Purchaser will vest in the surviving corporation, and all debts, liabilities and duties of BigBand and the Purchaser will become the debts, liabilities and duties of the surviving corporation.

At the Effective Time, the certificate of incorporation of the surviving corporation will be amended and restated in its entirety to be identical to those of Purchaser immediately prior to the Merger and the Purchaser’s bylaws will become the bylaws of the surviving corporation, except that the certificate of incorporation of the surviving corporation will be amended so that the name of the surviving corporation will be “BigBand Networks, Inc.”

Conversion of Capital Stock. At the Effective Time, by virtue of the Merger:

•

each Share that is outstanding immediately prior to the Effective Time (other than (A) Shares of owned by Parent, the Purchaser or BigBand, or by any direct or indirect wholly owned subsidiary of Parent, the Purchaser or BigBand, in each case immediately prior to the Effective Time, and (B) any Dissenting Company Shares) will be cancelled and extinguished and automatically converted into the right to receive cash in an amount equal to the Offer Price (the “Merger Consideration”), subject to any required withholding of taxes, without interest, upon the surrender of the certificate representing such Share in the manner provided in the manner provided in the Merger Agreement;

•

each Share owned by Parent, the Purchaser or BigBand, or by any direct or indirect wholly owned subsidiary of Parent, the Purchaser or BigBand, in each case immediately prior to the Effective Time, will be cancelled and extinguished without any conversion thereof or consideration paid therefor; and

•

each Share of common stock, par value $0.01 per share, of the Purchaser that is outstanding immediately prior to the Effective Time will be converted into one validly issued, fully paid and nonassessable share of common stock of the surviving corporation.

After the Effective Time, the Shares will no longer be outstanding and will cease to exist, and each holder of a certificate representing Shares will cease to have any rights with respect thereto, except the right to receive the Merger Consideration, upon the surrender of such certificate. Prior to the Effective Time, Parent will select a bank or trust company reasonably acceptable to BigBand to act as the payment agent for the Merger and will deposit (or cause to be deposited) with the payment agent an amount of cash equal to the aggregate consideration to which holders of Shares are entitled pursuant to the Offer.

Top-Up Option. Pursuant to the Merger Agreement, BigBand granted to the Purchaser an irrevocable Top-Up Option, for so long as the Merger Agreement has not been terminated, to purchase, at a price per share equal to the Offer Price, from BigBand a number of additional authorized but unissued Shares sufficient to cause the Purchaser to own more than 90% of the Shares then outstanding, taking into account those Shares issued upon the exercise of the Top-Up Option. The Top-Up Option may be exercised only once and may not be exercised by the Purchaser unless following the exercise of the Top-Up Option, the Shares issued pursuant thereto, when added to the number of Shares owned by Parent, the Purchaser and their subsidiaries and affiliates at the time of such exercise, will constitute at least 90% of the Shares then outstanding (after giving effect to the Top-Up Option). The exercise price for the Top-Up Option is to be paid by the Purchaser, at its election, either (i) entirely in cash or (ii) by paying in cash an amount equal to not less than the aggregate par value of such Top-Up Shares and by executing and delivering to BigBand a promissory note, bearing interest at a rate per annum equal to the prime lending rate prevailing during the period in which any portion of the promissory note remains outstanding, as published in The Wall Street Journal, with a maturity of not longer than the date of the second anniversary of the date of the purchase of the Shares in the Top-Up Option. The Top-Up Option is not exercisable unless there are sufficient authorized and unissued Shares such that, after the issuance of Shares under the Top-Up Option, the Purchaser would own at least 90% of the Shares then outstanding or if any applicable law or order prohibits its exercise or the delivery of the Top-Up Shares. The Purchaser may not exercise the Top-Up Option after the completion of the Merger, or after the termination of the Merger Agreement pursuant to its terms.

Treatment of Options. The Offer is made only for Shares and is not made for any Options or RSUs. Pursuant to the Merger Agreement, immediately prior to the Acceptance Time each Option, whether or not then vested and exercisable, will be cancelled and terminated and converted at that time into the right to receive an amount in cash, without interest, equal to the excess, if any, of the Offer Price over the per Share exercise price of the Option for each Share subject to the Option. As of October 14, 2011, approximately 6.3 million Shares were issuable upon the exercise of outstanding Options. However, only Options with respect to approximately 2.3 million Shares have an exercise price of less than $2.24 per Share. As a result, we expect the aggregate consideration to be paid to Option holders to be less than $2.7 million.

Treatment of RSUs. Pursuant to the Merger Agreement, as of the Acceptance Time all unvested RSUs will be assumed by Parent and converted into restricted stock units that represents the right to acquire a number of shares of Parent’s common stock equal to the product of the number of Shares subject to the RSU, multiplied by a conversion ratio, provided, that any fractional share resulting from such multiplication will be rounded up or down to the nearest whole share. For purposes of the assumption of the RSUs by Parent, the conversion ratio will be a fraction, the numerator of which will be the Offer Price and the denominator of which will be the average closing price per share of Parent’s common stock for the twenty (20) consecutive trading days ending on (and including) the second trading day immediately prior to the Acceptance Time. Parent required the assumption of unvested RSUs under the Merger Agreement in order to provide additional incentive for the BigBand employees to remain with Parent following the Merger.

BigBand Employee Stock Purchase Program. Prior to the Acceptance Time, BigBand will take all actions necessary to cause the rights of participants under its employee stock purchase plan with respect to any offering period then underway to be determined by treating the last Business Day prior to the Acceptance Time (or if more administratively advisable, the last payroll date immediately prior thereto) as the last day of such offering period. BigBand will also make such other pro rata adjustments as may be necessary to reflect the shortened and final offering period but otherwise will treat such shortened and final offering period as a fully effective and completed offering period for all purposes under the employee stock purchase program. No further offering periods will commence after the Acceptance Time under the BigBand employee stock purchase plan and BigBand will take all actions necessary so that the employee stock purchase program will terminate immediately prior to and effective as of the Acceptance Time. All amounts withheld by BigBand on behalf of participants that were not used to purchase Shares in the final offering period described above will be returned to participants, without interest, pursuant to the terms of the employee stock purchase plan.

Stockholders’ Meeting; Merger Without a Meeting of Stockholders. If the BigBand stockholders are required under the DGCL to adopt the Merger Agreement in order to consummate the Merger, then:

•

BigBand will establish a record date for, call, give notice of, convene and hold a meeting of the BigBand stockholders (the “Company Stockholder Meeting”) as promptly as practicable following the date of the Merger Agreement for the purpose of voting upon the adoption of the Merger Agreement in accordance with the DGCL.

•

each of Parent and the Purchaser will vote all Shares acquired in the Offer (or otherwise beneficially owned by it or any of its respective subsidiaries as of the applicable record date) in favor of the adoption of the Merger Agreement in accordance with the DGCL at BigBand Stockholder Meeting or otherwise.

•

Parent will vote all of the shares of capital stock of the Purchaser beneficially owned by it, or sign a written consent in lieu of a meeting of the stockholders of the Purchaser, in favor of the adoption of the Merger Agreement in accordance with the DGCL.

•

Parent and the Purchaser will jointly prepare, and BigBand will file with the SEC, a proxy statement, letter to stockholders, notice of meeting and form of proxy accompanying the proxy statement (collectively, as amended or supplemented, the “Proxy Statement”) for use in connection with the solicitation of proxies from BigBand Stockholders for use at BigBand Stockholder Meeting.

•

BigBand, Parent and the Purchaser, as the case may be, will furnish all information concerning BigBand, on the one hand, and Parent and the Purchaser (and their respective affiliates, if applicable), on the other hand, as the other may reasonably request in connection with the preparation and filing with the SEC of the Proxy Statement.

•

subject to applicable law, BigBand will use reasonable best efforts to cause the Proxy Statement to be disseminated to the BigBand stockholders as promptly as practicable following the filing thereof with the SEC and confirmation from the SEC that it will not comment on, or that it has no additional comments on, the Proxy Statement.

Notwithstanding the above, in the event that Parent, the Purchaser or any other subsidiary of Parent, holds at least 90% of the issued and outstanding Shares following the consummation of the Offer, each of Parent, the Purchaser and BigBand will take all necessary and appropriate action to cause the Merger to become effective as soon as practicable after such acquisition, without a meeting of the stockholders of BigBand, in accordance with Section 253 of the DGCL.

The BigBand Board will recommend that the BigBand stockholders accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by the applicable provisions of the DGCL, adopt the Merger Agreement.

Representations and Warranties. The Merger Agreement contains representations and warranties made by BigBand to Parent and the Purchaser and representations and warranties made by Parent and the Purchaser to BigBand. The assertions embodied in those representations and warranties were made solely for purposes of the Merger Agreement and may be subject to important qualifications and limitations agreed to by the parties in connection with negotiating the terms of the Merger Agreement. Moreover, some of those representations and warranties may not be accurate or complete as of any particular date because they are subject to a contractual standard of materiality or material adverse effect different from that generally applicable to public disclosures to stockholders or used for the purpose of allocating risk between the parties to the Merger Agreement rather than establishing matters of fact. For the foregoing reasons, you should not rely on the representations and warranties contained in the Merger Agreement as statements of factual information.

In the Merger Agreement, BigBand has made customary representations and warranties to Parent and the Purchaser with respect to, among other things:

•	corporate matters related to BigBand and its subsidiaries, such as organization, standing, power and authority;

•	the stockholder approval required to adopt the Merger Agreement and consummate the Merger;

•	non-contravention;

•	governmental approvals required to execute and deliver the Merger Agreement;

•	its capitalization and subsidiaries;

•	the forms, reports and documents it has been required to file with the SEC;

•	its financial statements and internal controls;

•	the conduct of its business as of a certain date;

•	its material contracts, real property, personal property and assets and intellectual property;

•	certain tax matters;

•	employee benefit plans, ERISA matters and certain related matters;

•	compliance with laws and permits;

•	environmental matters;

•	litigation;

•	insurance;

•	transactions between related parties;

•	the absence of financial advisors or similar persons, other than Centerview Partners LLC, entitled to fees or commissions in connection with the transactions contemplated by the Merger Agreement;

•	the opinion of Centerview Partners LLC that the consideration to be received by the BigBand stockholders is fair, from a financial point of view;

•	the absence of applicability of state anti-takeover statutes; and

•	the information contained in documents to be filed with the SEC in connection with the transactions contemplated by the Merger Agreement.

Some of the representations and warranties in the Merger Agreement made by BigBand are qualified as to “materiality” or “BigBand Material Adverse Effect.” For purposes of the Merger Agreement, a “BigBand Material Adverse Effect” means any change, effect, event or development (each a “Change”, and collectively, “Changes”), individually or in the aggregate, and taken together with all other Changes, that has had or would reasonably be expected to have a material adverse effect on the business, operations, financial condition or results of operations of BigBand and its subsidiaries, taken as a whole; provided, however, that no Change (by itself or when aggregated or taken together with any and all other Changes) directly or indirectly resulting from, attributable to or arising out of any of the following will be deemed to be or constitute a “BigBand Material Adverse Effect,” and no Change (by itself or when aggregated or taken together with any and all other such Changes) directly or indirectly resulting from, attributable to or arising out of any of the following will be taken into account when determining whether a “BigBand Material Adverse Effect” has occurred or may, would or could occur:

•

general economic conditions (or changes in such conditions) in the United States or any other country or region in the world, or conditions in the global economy generally (except to the extent that BigBand and its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in which BigBand and its subsidiaries participate);

•

conditions (or changes in such conditions) in the securities markets, capital markets, credit markets, currency markets or other financial markets in the United States or any other country or region in the world, including (i) changes in interest rates in the United States or any other country or region in the world and changes in exchange rates for the currencies of any countries and (ii) any suspension of trading in securities (whether equity, debt, derivative or hybrid securities) generally on any securities exchange or over-the-counter market operating in the United States or any other country or region in the world;

•

conditions (or changes in such conditions) in the industries in which BigBand and its subsidiaries conduct business (except to the extent that BigBand and its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in which BigBand and its subsidiaries participate);

•

political conditions (or changes in such conditions) in the United States or any other country or region in the world or acts of war, sabotage or terrorism (including any escalation or general worsening of any such acts of war, sabotage or terrorism) in the United States or any other country or region in the world;

•

earthquakes, hurricanes, tsunamis, tornadoes, floods, mudslides, wild fires or other natural disasters, weather conditions and other force majeure events in the United States or any other country or region in the world;

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changes in law or other legal or regulatory conditions (or the interpretation thereof) or changes in generally accepted accounting principles (“GAAP”) or other accounting standards (or the interpretation thereof) (except to the extent that BigBand and its subsidiaries, taken as a whole, are disproportionately adversely affected relative to other participants in the industries in which BigBand and its subsidiaries participate);

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the announcement of the Merger Agreement or the pendency or consummation of the transactions contemplated thereby, including, to the extent related thereto, (A) the identity of Parent, (B) the loss or departure of officers or other employees of BigBand or any of its subsidiaries, (C) the termination or potential termination of (or the failure or potential failure to renew or enter into) any contracts with customers, suppliers, distributors or other business partners, (D) any other negative development (or potential negative development) in BigBand’s relationships with any of its customers, suppliers, distributors or other business partners, and (E) any decline or other degradation in BigBand’s customer bookings;

•

any actions taken or failure to take action, in each case, by Parent or any of its controlled affiliates, or to which Parent has approved, consented to or requested; or compliance with the terms of, or the taking of any action required or contemplated by, the Merger Agreement; or the failure to take any action prohibited by the Merger Agreement; and

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changes in BigBand’s stock price or the trading volume of BigBand’s stock, in and of itself, or any failure by BigBand to meet any public estimates or expectations of BigBand’s revenue, earnings or other financial performance or results of operations for any period, in and of itself, or any failure by BigBand to meet any internal budgets, plans or forecasts of its revenues, earnings or other financial performance or results of operations, in and of itself (but not, in each case, the underlying cause of such changes or failures, unless such changes or failures would otherwise be excepted from the definition of a BigBand Material Adverse Effect).

In the Merger Agreement, Parent and the Purchaser have made customary representations and warranties to BigBand with respect to, among other things:

•	corporate matters related to Parent and the Purchaser, such as organization, standing, power and authority;

•	non-contravention;

•	governmental approvals required to execute and deliver the Merger Agreement;

•	litigation;

•	the information contained in documents to be filed with the SEC in connection with the transactions contemplated by the Merger Agreement;

•	ownership of Shares by Parent and the Purchaser now and during the past three (3) years;

•	the absence of financial advisors or similar persons, other than UBS Securities LLC, entitled to fees or commissions in connection with the transactions contemplated by the Merger Agreement;

•	the operations of the Purchaser; and

•	the availability of sufficient funds to complete the Offer and the Merger.

None of the representations and warranties contained in the Merger Agreement or in any instrument delivered pursuant to the Merger Agreement survive the Effective Time. This limit does not apply to any covenant or agreement of the parties which by its terms contemplates performance after the Effective Time.

Conduct of Business of BigBand Pending Closing. Except as disclosed prior to execution of the Merger Agreement, or as expressly required or permitted by the terms of the Merger Agreement, unless Parent has otherwise approved (which approval will not be unreasonably withheld), from the date of the Merger Agreement until the Acceptance Time, BigBand has agreed that it will, and will cause its subsidiaries to:

•	carry on its business in the usual, regular and ordinary course in substantially the same manner as previously conducted; and

•	use its commercially reasonable efforts, consistent with past practices and policies, to:

•	maintain and preserve intact its business organization and the goodwill of those having business relationships with it;

•	keep available the services of the current officers, key employees and consultants of BigBand and each of its subsidiaries;

•	keep in full force and effect all material insurance coverages maintained by BigBand and its subsidiaries, other than changes to such coverages made in the ordinary course of business;

•	maintain, or cause to be maintained, all facilities in good condition; and

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preserve the current relationships of BigBand and each of its subsidiaries with customers, suppliers and other persons whom BigBand or any of its subsidiaries has significant business relations as is reasonably necessary to preserve substantially intact its business organization.

In addition, except as disclosed prior to execution of the Merger Agreement or as contemplated or permitted by the terms of the Merger Agreement, unless Parent has otherwise agreed (which approval will not be unreasonably withheld), from the date of the Merger Agreement until the Effective Time, BigBand will not, and will not permit its subsidiaries to (unless required by applicable law), among other things and subject to certain exceptions set forth in the Merger Agreement:

•	amend its certificate of incorporation or bylaws or comparable organizational documents;

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issue, sell, deliver or agree or commit to issue, sell or deliver (whether through the issuance or granting of options, warrants, commitments, subscriptions, rights to purchase or otherwise) any securities of BigBand or securities of any of its subsidiaries, except for (i) the issuance and sale of shares of BigBand common stock upon the exercise of Options, or settlement or vesting of RSUs, in each case, outstanding as of the date of the Merger Agreement or issued after the date of the Merger Agreement in compliance with the terms of Merger Agreement and (ii) the issuance and sale of shares of BigBand common stock to participants in the BigBand employee stock purchase plan pursuant to the terms thereof;

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directly or indirectly repurchase or redeem any securities of BigBand or securities of any of its subsidiaries, except (i) repurchases of BigBand securities pursuant to the terms and conditions of Options or RSUs outstanding as of the date of the Merger Agreement or issued after the date of the Merger Agreement in compliance with the terms of Merger Agreement and (ii) in connection with tax withholdings and exercise price settlements upon the exercise of Options or vesting of RSUs;

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split, combine, subdivide or reclassify any shares of capital stock, or declare, set aside or pay any dividend or other distribution (whether in cash, shares or property or any combination thereof) in respect of any shares of capital stock, or make any other actual, constructive or deemed distribution in respect of the shares of capital stock, except for cash dividends made by any direct or indirect wholly owned subsidiary of BigBand to BigBand or one of its wholly owned subsidiaries;

•	propose or adopt a plan of complete or partial liquidation, dissolution, merger, consolidation, restructuring, recapitalization or other reorganization of BigBand or any of its subsidiaries;

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incur or assume any long-term or short-term debt for borrowed monies or issue any debt securities in excess of $100,000 individually or $250,000 in the aggregate, provided that any debt so incurred must be voluntarily prepayable without material premium, penalties or any other material costs, except for (i) debt incurred in the ordinary course of business under letters of credit, lines of credit or other credit facilities or arrangements in effect on the date of the Merger Agreement, and (ii) loans or advances between BigBand and any direct or indirect subsidiaries, or between any direct or indirect subsidiaries;

•

assume, guarantee, endorse or otherwise become liable or responsible (whether directly, contingently or otherwise) for the obligations of any other person in excess of $100,000 individually or $250,000 in the aggregate, except with respect to obligations of direct or indirect subsidiaries of BigBand;

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make any loans, advances or capital contributions to or investments in any other person (other than BigBand or any of its direct or indirect subsidiaries), except for business expense advances in the ordinary course of business consistent with past practice to employees of BigBand or any of its subsidiaries;

•

mortgage or pledge any of BigBand’s or its subsidiaries’ assets, tangible or intangible, or create or suffer to exist any lien thereupon (other than “permitted liens” as defined in the Merger Agreement);

•	except as may be required by applicable law or the terms of any BigBand employee benefit plan as in effect on the date of the Merger Agreement:

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enter into, adopt, amend (including acceleration of vesting, payment or funding), modify or terminate any bonus, profit sharing, incentive, compensation, severance, retention, termination, option, appreciation right, performance unit, stock equivalent, share purchase agreement, pension, retirement, deferred compensation, employment, severance or other employee benefit agreement, trust, plan, fund or other arrangement for the compensation, benefit or welfare of any director, officer, independent contractor, employee or other service provider in any manner, except in any such case (i) in connection with the hiring of new employees in the ordinary course of business consistent with past practice, and (ii) in connection with the promotion of employees in the ordinary course of business consistent with past practice, or

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increase the compensation payable or to become payable of any director, officer, independent contractor, employee or other service provider pay or agree to pay any special bonus or special remuneration to any director, officer or employee, independent contractor or other service provider or pay or agree to pay any benefit not required by any plan or arrangement as in effect as of the date of the Merger Agreement, except in the case of employees, independent contractors or service providers other than officers in the ordinary course of business consistent with past practice;

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pay, discharge, settle or satisfy any pending or threatened claims, liabilities or obligations relating to any legal proceeding, except for any payment, discharge, settlement or satisfaction that is reflected or reserved against in BigBand’s balance sheet as of June 30, 2011 or incurred since such date;

•	except as may be required as a result of a change in applicable law or in GAAP, make any material change in any of the accounting principles or practices used by it;

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change, make or revoke any material tax election, change an annual tax accounting period, change any tax accounting method, file any material amended tax return, settle or compromise any material tax claim or assessment, agree to any extension or waiver of any statute of limitations with respect to any assessment or determination of any taxes, enter into any closing agreements with respect to a material amount of taxes or surrender any rights to claim a refund of a material amount of taxes;

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other than in the ordinary course of business consistent with past practice, dispose of any properties or assets of BigBand or its subsidiaries, which are material to BigBand and its subsidiaries, taken as a whole;

•	make any capital expenditure which involves the purchase of real property or is in excess of $1,000,000 individually or $5,000,000 in the aggregate;

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enter into any contract that would constitute a “material contract” (as defined in the Merger Agreement) if it were in existence as of the date of the Merger Agreement other than in the ordinary course of business consistent with past practice, or amend, terminate or modify any material contract except as determined by BigBand in its reasonable business judgment to be in the best interests of BigBand and its business;

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fail to pay any maintenance and similar fees or fail to take any other appropriate actions as necessary to prevent the abandonment, loss or impairment of any intellectual property owned by BigBand that is material to the conduct of its business except as determined by BigBand in its reasonable business judgment to be in the best interests of BigBand and its business;

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sell, assign, license, transfer, convey, lease or otherwise dispose of any of BigBand’s intellectual property, other than in the ordinary course of business consistent with past practice or as otherwise determined by BigBand in its reasonable business judgment to be in the best interests of BigBand and its business; or

•	enter into a contract, or otherwise resolve or agree in any legally binding manner, to take any of the actions prohibited by the preceding bullet points.

Access to Information; Confidentiality. From the date of the Merger Agreement until the Acceptance Time, BigBand will, and will cause its subsidiaries and each of their respective directors, officers, employees, accountants, consultants, legal counsel, advisors, agents and other representatives, whom we refer to collectively as “representatives,” to give us and our representatives reasonable access, upon reasonable notice, during normal business hours to BigBand’s properties, personnel, books and records, as we may reasonably request; provided, however, that BigBand may restrict or otherwise prohibit access to any documents or information to the extent that (i) any applicable law requires BigBand to restrict or otherwise prohibit access to such documents or information, (ii) access to such documents or information would give rise to a material risk of waiving any attorney-client privilege, work product doctrine or other applicable privilege applicable to such documents or information, or (iii) access to a contract to which BigBand or any of its subsidiaries is a party or otherwise bound would violate or cause a default under, or give a third party the right terminate or accelerate the rights under, such contract.

Parent has agreed to comply with the terms of the Confidentiality Agreement dated November 19, 2010 with respect to the information disclosed after the date of the Merger Agreement.

No Solicitation of Transactions. Pursuant to the terms of the Merger Agreement, BigBand and its subsidiaries agreed to immediately cease any and all existing discussions or negotiations with any persons conducted prior to the execution of the Merger Agreement with respect to any Acquisition Proposal. From the date of Merger Agreement until the Acceptance Time or, if earlier, the termination of the Merger Agreement, BigBand and its subsidiaries will not, nor will they authorize or knowingly permit any of their respective directors, officers or other employees, controlled affiliates, or any investment banker, attorney or other authorized agent or representative retained by any of them (collectively, “Representatives”) to, directly or indirectly:

•	solicit, initiate or induce the making, submission or announcement of, or knowingly encourage, facilitate or assist, an Acquisition Proposal;

•

furnish to any person (other than Parent, the Purchaser or any designees of Parent or the Purchaser) any non-public information relating to BigBand or any of its subsidiaries, or afford to any person (other than Parent, the Purchaser or any designees of Parent or the Purchaser) access to the business, properties, assets, books, records or other non-public information, or to any personnel, of BigBand or any of its subsidiaries, in any such case with the intent to induce the making, submission or announcement of, or the intent to encourage, facilitate or assist, an Acquisition Proposal or any inquiries or the making of any proposal that would reasonably be expected to lead to an Acquisition Proposal;

•	participate or engage in discussions or negotiations with any person with respect to an Acquisition Proposal; or

•	enter into any contract contemplating or otherwise relating to an Acquisition Transaction (other than an Acceptable Confidentiality Agreement (as defined in the Merger Agreement)).

Notwithstanding the restrictions described above, at any time before the Acceptance Time, the BigBand Board may, directly or indirectly through its Representatives, subject to compliance with the provisions described in the immediately succeeding paragraph:

•

participate or engage in discussions or negotiations with any person that has made a bona fide, written and unsolicited Acquisition Proposal and that the BigBand Board determines in good faith (after consultation with its financial advisor and outside legal counsel) either constitutes or is reasonably expected to lead to a Superior Proposal (as defined below); and/or

•

furnish to any person that has made a bona fide, written and unsolicited Acquisition Proposal any non-public information relating to BigBand or any of its subsidiaries and/or afford to any person that has made a bona fide, written and unsolicited Acquisition Proposal access to the business, properties, assets, books, records or other non-public information, or to any personnel, of BigBand or any of its subsidiaries, in each case under this clause pursuant to an Acceptable Confidentiality Agreement.

BigBand may only take the actions described in the preceding bullets if:

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the BigBand Board determines in good faith (after consultation with outside legal counsel) that the failure to take such action would reasonably be expected to result in a breach of its fiduciary duties to the BigBand stockholders under Delaware law;

•

BigBand gives Parent written notice of the identity of such person and the material terms of such Acquisition Proposal (unless such Acquisition Proposal is in written form, in which case BigBand must give Parent a copy thereof) and of BigBand’s intention to participate or engage in discussions with, or furnish non-public information to, such person; and

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contemporaneously with furnishing any non-public information to such person, BigBand must also furnish such non-public information to Parent to the extent such information has not been previously furnished by BigBand to Parent.

In addition, BigBand has agreed to promptly notify Parent if any director or executive officer of BigBand becomes aware of any receipt by BigBand of (i) of any Acquisition Proposal, (ii) any request for information that would reasonably be expected to lead to an Acquisition Proposal, or (iii) any inquiry with respect to, or which would reasonably be expected to lead to, any Acquisition Proposal. Such notification will include the terms and conditions of such Acquisition Proposal, request or inquiry, and the identity of the person or group making any such Acquisition Proposal, request or inquiry. BigBand is required to keep Parent reasonably informed of the status and terms of any such Acquisition Proposal, request or inquiry.

The Merger Agreement does not prohibit the BigBand Board from issuing a “stop-look-and-listen communication” pursuant to Rule 14d-9(f) under the Exchange Act or taking and disclosing to its stockholders a position as required by Rule 14d-9 under the Exchange Act, and such “stop-look-and-listen communication” by the BigBand Board pursuant to Rule 14d-9(f) of the Exchange Act, or any substantially similar communication, will not be deemed to be a BigBand Board Recommendation Change.

BigBand Board Recommendation. Subject to the provisions described below, the BigBand Board agreed to recommend that the holders of the Shares accept the Offer, tender their Shares to the Purchaser pursuant to the Offer and, if required by the applicable provisions of Delaware law, adopt the Merger Agreement. This is referred to as the “BigBand Board Recommendation”. The BigBand Board also agreed to include the BigBand Board Recommendation in the Schedule 14D-9 and to permit Parent to include the BigBand Board Recommendation in this Offer to Purchase and related Offer documents. The Merger Agreement provides that neither the BigBand Board nor any committee thereof will (x) withhold, withdraw, amend or modify in a manner adverse to Parent, or publicly propose to withhold, withdraw, amend or modify in a manner adverse to Parent, the BigBand Board Recommendation or (y) approve, endorse or recommend an Acquisition Proposal (each of clauses (x) and (y), a “BigBand Board Recommendation Change”).

Notwithstanding the foregoing or anything to the contrary set forth in the Merger Agreement, at any time prior to the Acceptance Time, the BigBand Board may effect a BigBand Board Recommendation Change if:

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the BigBand Board has determined in good faith (after consultation with outside legal counsel) that the failure to effect a BigBoard Board Recommendation Change would reasonably be expected to result in a breach of its fiduciary duties to the BigBand stockholders under Delaware law;

•

BigBand has notified Parent in writing that it intends to effect a BigBand Board Recommendation Change, describing in reasonable detail the reasons for such BigBand Board Recommendation Change (a “Recommendation Change Notice”);

•

if requested by Parent, BigBand has made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of the Merger Agreement during the period beginning at 5:00 p.m. Pacific Time on the day of delivery by BigBand to Parent of such Recommendation Change Notice and ending three Business Days later at 5:00 p.m. Pacific Time; and

•

if Parent has delivered to BigBand during such three Business Day period a written, binding and irrevocable offer to modify the terms of the Merger Agreement (which is set forth in a definitive written amendment to the Merger Agreement executed by Parent and the Purchaser and delivered to BigBand), BigBand Board has determined in good faith (after consultation with outside legal counsel), after considering the terms of such offer by Parent, that the failure to effect a BigBand Board Recommendation Change would still reasonably be expected to result in a breach of its fiduciary duties to BigBand’s stockholders under Delaware law.

For purposes of this Offer to Purchase:

•

“Acquisition Transaction” means any transaction or series of related transactions (other than the transactions contemplated by the Merger Agreement) involving: (i) any direct or indirect purchase or other acquisition by any person or “group” (as defined in or under Section 13(d) of the Exchange Act), whether from BigBand and/or any other person(s), of Shares representing more than 20% of the Shares outstanding after giving effect to the consummation of such purchase or other acquisition, including pursuant to a tender offer or exchange offer by any person or “group” that, if consummated in accordance with its terms, would result in such person or “group” beneficially owning more than 20% of the Shares outstanding after giving effect to the consummation of such tender or exchange offer; (ii) any direct or indirect purchase or other acquisition by any person or “group” of more than 20% of the consolidated assets of BigBand and its subsidiaries taken as a whole (measured by the fair market value thereof as of the date of such sale, transfer, acquisition or disposition); (iii) any merger, consolidation, business combination or other similar transaction involving BigBand pursuant to which any person or “group,” other than BigBand stockholders (as a group) immediately prior to the consummation of such transaction, would hold Shares representing more than 20% of the Shares outstanding after giving effect to the consummation of such transaction; or (iv) a liquidation, dissolution or other winding up of BigBand.

•	“Acquisition Proposal” means any offer or proposal (other than an offer or proposal by Parent or the Purchaser) to engage in an Acquisition Transaction.

•

“Superior Proposal” means any written Acquisition Proposal for an Acquisition Transaction on terms that the BigBand Board has determined in good faith (after consultation with its financial advisor and outside legal counsel), taking into account all relevant legal, financial and regulatory aspects of such Acquisition Proposal and the likelihood of consummation of such Acquisition Transaction, would be more favorable to the BigBand stockholders (in their capacity as such) than the Offer and the Merger (taking into account any written, binding and irrevocable offer to modify the terms of this Agreement (which is set forth in a definitive written amendment to the Merger Agreement executed by Parent and the Purchaser and delivered to BigBand) prior to the time of determination); provided, however, that for purposes of the reference to an “Acquisition Proposal” in this definition of a “Superior Proposal,” all references to “more than 20%” in the definition of “Acquisition Transaction” will be deemed to be references to “a majority.”

Appropriate Action; Consents. Upon the terms and subject to the conditions set forth in the Merger Agreement, each of Parent, the Purchaser and BigBand has agreed to use its reasonable best efforts to take, or cause to be taken, all actions, and to do, or cause to be done, and to assist and cooperate with the other party or parties thereto in doing, all things reasonably necessary, proper or advisable under applicable law or otherwise to consummate and make effective, in the most expeditious manner practicable, the transactions contemplated by the Merger Agreement, including using reasonable best efforts to:

•	commence the Offer as promptly as practicable;

•	cause the conditions to the Offer to be satisfied;

•	perform their covenants under the Merger Agreement;

•

obtain all necessary actions or non-actions, waivers, consents, approvals, orders and authorizations from governmental authorities and make all necessary registrations, declarations and filings with governmental authorities, that are necessary to consummate the Offer and the Merger; and

•

obtain all necessary or appropriate consents, waivers and approvals under any material contracts (as defined in the Merger Agreement) to which BigBand or any of its subsidiaries is a party in connection with the Merger Agreement and the consummation of the transactions contemplated thereby so as to maintain and preserve the benefits under such material contracts following the consummation of the transactions contemplated by the Merger Agreement.

In addition, neither Parent or the Purchaser, on the one hand, nor BigBand, on the other hand, will take any action, or fail to take any action, that is intended to, or has (or would reasonably be expected to have) the effect of, preventing, impairing, delaying or otherwise adversely affecting the consummation of the Offer or the Merger or the ability of such party to fully perform its obligations under the Merger Agreement.

BigBand will not be required prior to the Effective Time, nor will it obligate itself after the Effective Time, to pay any consent or other similar fee, “profit sharing” or other similar payment or other consideration (including increased rent or other similar payments or any amendments, supplements or other modifications to (or waivers of) the existing terms of any contract), or the provision of additional security (including a guaranty) to obtain the consent, waiver or approval of any person under any contract.

Antitrust filings. After the execution of the Merger Agreement, Parent, Purchaser and BigBand completed their respective reviews of the applicable antitrust or competition laws relevant to the Offer and the Merger, including in the United States under the under the HSR Act, and determined that no antitrust filings will be required, including under the HSR Act. However, there can be no assurance that the Offer and/or the Merger will not be challenged by a private party or governmental authority.

Public Announcements. Neither BigBand, on the one hand, or Parent and the Purchaser, on the other hand, will issue any public release or make any public announcement concerning the Merger Agreement or the transactions contemplated by the Merger Agreement without the prior written consent of the other (which consent will not be unreasonably withheld, conditioned or delayed), except as such release or announcement may be required by applicable law or the rules or regulations of any applicable United States securities exchange or regulatory or governmental authority to which the relevant party is subject or submits, wherever situated, in which case the party required to make the release or announcement will use its reasonable best efforts to allow the other party or parties hereto reasonable time to comment on such release or announcement in advance of such issuance (it being understood that the final form and content of any such release or announcement, as well as the timing of any such release or announcement, will be at the final discretion of the disclosing party); provided, however, that the foregoing restrictions will not apply to any release or announcement made or proposed to be made by BigBand pursuant to the terms of the Merger Agreement or following a BigBand Board Recommendation Change.

Employee Benefits. During the one-year period following the consummation of the Merger, Parent has agreed to (i) maintain BigBand’s benefit plans (excluding equity based plans and individual employment agreements) at benefit levels that are no less favorable, in the aggregate, than those in effect at BigBand and its subsidiaries as of the date of the Merger Agreement; and (ii) provide each individual who is employed by BigBand or its subsidiaries as of the consummation of the Merger and whose employment is continued by Parent and/or Purchaser (who we refer to as “continuing employees”) benefits and severance payments (other than equity based benefits and individual employment agreements) that are, taken as a whole, no less favorable than the benefits and severance payments provided to similarly situated employees of BigBand. Parent has also agreed to credit all service of continuing employees for eligibility to participate, vesting and entitlement of benefits. In addition, each BigBand employee shall be eligible to participate, without any waiting time, in Parent’s benefit plans to the extent coverage under any such plan replaces coverage under a comparable BigBand plan in which such employee participated in immediately before the Acceptance Time.

For purposes of each Parent plan providing medical, dental, pharmaceutical, vision and/or disability benefits to any continuing employee, all waiting periods, pre-existing condition exclusions, evidence of insurability requirements and actively-at-work or similar requirements of such plan will be waived to the same extent as under the comparable BigBand plan, and any eligible expenses incurred under the BigBand plans will be credited under the Parent plans for purposes of satisfying all deductible, coinsurance and maximum out-of-pocket requirements. Further, Parent will credit, to the extent permitted by law, the accounts of continuing employees under any Parent plan which is a flexible spending plan with any unused balance in the account of such continuing employee. Any vacation or paid time off accrued but unused by a continuing employee will be credited to such employee following the Merger, but will be subject to accrual limits or other forfeiture provisions as are generally applicable to the comparable Parent plan and any vacation or paid time off accrued after the Merger will be subject to accrual or other forfeiture provisions as are applicable under comparable Parent plans.

Indemnification of BigBand Directors and Officers. In the Merger Agreement, the surviving corporation and its subsidiaries have agreed to (and Parent, to the extent of any value it or any of its other subsidiaries receives from the surviving corporation of the Merger or any of its subsidiaries from and after the Effective Time, has agreed to cause the surviving corporation and its subsidiaries, to) honor and fulfill in all respects the obligations of BigBand and its subsidiaries under any and all agreements for indemnification between BigBand or any of its subsidiaries and any of their respective current or former directors and officers and any person who becomes a director or officer of BigBand or any of its subsidiaries prior to the Acceptance Time. In addition, for a period commencing at the Acceptance Time and ending six years following the Effective Time, the surviving corporation and its subsidiaries will (and Parent will cause the surviving corporation of the Merger and its subsidiaries to) cause the certificate of incorporation and bylaws (or other similar organizational documents) of the surviving corporation and its subsidiaries to contain provisions with respect to indemnification, exculpation and the advancement of expenses that are at least as favorable as the indemnification, exculpation and advancement of expenses provisions set forth in the certificate of incorporation and bylaws (or other similar organizational documents) of BigBand and its subsidiaries as of the date of the Merger Agreement, and during such six-year period, such provisions will not be amended, repealed or otherwise modified in any manner except as required by applicable law.

During the period commencing at the Acceptance Time and ending on the sixth anniversary of the Effective Time, to the fullest extent permitted by applicable law, the surviving corporation and its subsidiaries will (and Parent, to the extent of any value it or any of its other subsidiaries receives from the surviving corporation or any of its subsidiaries from and after the Effective Time, has agreed to cause the surviving corporation and its subsidiaries to) indemnify and hold harmless each current or former director and officer of BigBand and any person who becomes a director or officer of BigBand or any of its subsidiaries prior to the Acceptance Time, from and against any costs, fees and expenses (including reasonable attorneys’ fees and investigation expenses), judgments, fines, losses, claims, damages, liabilities and amounts paid in settlement in connection with any claim, proceeding, investigation or inquiry, whether civil, criminal, administrative or investigative, to the extent such claim, proceeding, investigation or inquiry arises directly or indirectly out of or pertains directly or indirectly to (i) any action or omission or alleged action or omission in such person’s capacity as a director, officer, employee or agent of BigBand or any of its subsidiaries or other affiliates (regardless of whether such action or omission, or alleged action or omission, occurred prior to, at or after the Effective Time), or (ii) any of the transactions contemplated by the Merger Agreement.

The surviving corporation has agreed to, and Parent has agreed to cause the surviving corporation to, maintain in effect for six years following the Effective Time BigBand’s current directors’ and officers’ liability insurance (“D&O Insurance”) in respect of acts or omissions occurring at or prior to the Effective Time, covering each person covered by the D&O Insurance, on terms with respect to the coverage and amounts that are equivalent to those of the D&O Insurance, to the extent that annual premiums of such liability insurance do not exceed 200% of the amount paid by BigBand for coverage for its last full fiscal year (the “Maximum Annual Premium”). If the annual premiums for such insurance would exceed the Maximum Annual Premium, Parent and the surviving corporation will obtain a policy with the greatest coverage available at a cost not exceeding the Maximum Annual Premium. Prior to the Effective Time, BigBand will purchase, to the extent available for purchase, a six-year “tail” prepaid policy on the D&O Insurance at a cost not to exceed, as a single premium, the Maximum Annual Premium. In the event that BigBand purchases such a “tail” policy prior to the Effective Time, the surviving corporation will (and Parent will cause the surviving corporation to) maintain such “tail” policy in full force and effect and continue to honor their respective obligations thereunder, in lieu of all other obligations of Parent and the surviving corporation described in the first sentence of this paragraph for so long as such “tail” policy is maintained in full force and effect.

Anti-Takeover Laws. In the event that any state anti-takeover or other similar law is or becomes applicable to the Merger Agreement or any of the transactions contemplated by the Merger Agreement, BigBand, Parent and the Purchaser will use their respective reasonable best efforts to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms and subject to the conditions set forth in the Merger Agreement and otherwise to minimize the effect of such law on the Merger Agreement and the transactions contemplated hereby.

Termination. The Merger Agreement may be terminated and the Offer may be abandoned at any time prior to the Acceptance Time:

•	by mutual written agreement of Parent and BigBand;

•	by Parent or BigBand (which we refer to as “mutual termination rights”), if:

•

the Offer has expired or been terminated in accordance with the terms of the Merger Agreement and the Offer without the Purchaser having accepted for payment any Shares tendered pursuant to the Offer on or before March 31, 2012 (the “Termination Date”); provided, however, that the right to terminate the Merger Agreement pursuant hereto will not be available to any party hereto whose action or failure to fulfill any obligation under the Merger Agreement has been the principal cause of or resulted in (i) any of the conditions to the Offer having failed to be satisfied and such action or failure to act constitutes a material breach of the Merger Agreement; or (ii) the expiration or termination of the Offer in accordance with the terms of the Merger Agreement and the Offer without the Purchaser having accepted for payment any Shares tendered pursuant to the Offer and such action or failure to act constitutes a material breach of the Merger Agreement; or

•

any governmental authority in the United States shall have enacted, issued or promulgated any law that has the effect of making the Offer and the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer and the Merger, or issued or granted any order, decree, ruling or other action that has the effect of making the Offer and the Merger illegal or which has the effect of prohibiting or otherwise preventing the consummation of the Offer and the Merger, and such order, decree, ruling or other action has become final and non-appealable;

•	by Parent (which we refer to as “Parent termination rights”), if:

•	the BigBand Board fails to include the BigBand Board Recommendation in the Schedule 14D-9;

•	a BigBand Board Recommendation Change shall have occurred;

•

a tender or exchange offer for BigBand’s common stock that constitutes an Acquisition Proposal (whether or not a Superior Proposal) is commenced by a party unaffiliated with Parent, and, within 10 Business Days after the public announcement of the commencement of such Acquisition Proposal, BigBand shall not have filed a Schedule 14D-9 recommending the BigBand stockholders reject such Acquisition Proposal and not tender any shares of BigBand common stock into such tender or exchange offer; or

•

BigBand has breached or otherwise violated any of its material covenants, agreements or other obligations under the Merger Agreement, or any of the representations and warranties of BigBand set forth in the Merger Agreement have become inaccurate, which breach, violation or inaccuracy, individually or in the aggregate with other such breaches, violations or inaccuracies, would reasonably be expected to prevent the consummation of the Offer prior to March 31, 2012. This right to terminate the Merger Agreement is not available to Parent if either Parent or Purchaser is in material breach of the Merger Agreement at the time of such proposed termination;

•	By BigBand (which we refer to as “BigBand termination rights”), if:

•

(i) BigBand has received a Superior Proposal; (ii) the BigBand Board has determined in good faith (after consultation with outside legal counsel) that the failure to enter into a definitive agreement relating to such Superior Proposal would reasonably be expected to result in a breach of its fiduciary duties to the BigBand stockholders under Delaware law; (iii) BigBand has notified Parent in writing of the Superior Proposal, including the material terms and conditions of such Superior Proposal and a copy of the form of any related agreements (a “Superior Proposal Notice”); (iv) if requested by Parent, BigBand has made its Representatives available to discuss with Parent’s Representatives any proposed modifications to the terms and conditions of the

Merger Agreement during the period beginning at 5:00 p.m. Pacific Time on the day of delivery by BigBand to Parent of such Recommendation Change Notice and ending three Business Days later at 5:00 p.m. Pacific Time; (v) if Parent has delivered to BigBand during such three Business Day period a written, binding and irrevocable offer to modify the terms of the Merger Agreement (which is set forth in a definitive written amendment to the Merger Agreement executed by Parent and the Purchaser and delivered to BigBand), the BigBand Board has determined in good faith (after consultation with outside legal counsel), after considering the terms of such offer by Parent, that the Superior Proposal giving rise to such Superior Proposal Notice continues to be a Superior Proposal; and (vi) concurrently with the termination of the Merger Agreement, and as a condition to such termination, BigBand pays Parent the Termination Fee (as defined below) payable to Parent pursuant to the terms of the Merger Agreement (the “BigBand Superior Proposal Termination Right”); or

•

Parent and/or Purchaser has breached or otherwise violated any of their respective material covenants, agreements or other obligations under the Merger Agreement, or any of the respective representations and warranties of Parent and/or Purchaser set forth in the Merger Agreement shall have become inaccurate, which breach, violation or inaccuracy, individually or in the aggregate with other such breaches, violations or inaccuracies, would reasonably be expected to prevent the consummation of the Offer prior to March 31, 2012. This right to terminate the Merger Agreement is not available to BigBand if it is in material breach of the Merger Agreement at the time of such proposed termination.

Effect of Termination. If the Merger Agreement is terminated in accordance with its terms, the Merger Agreement will become of no further force and effect and, subject to certain exceptions described below or in the Merger Agreement, there will be no liability or obligation on the part of Parent, the Purchaser or BigBand or their respective subsidiaries, officers or directors. No party is relieved of any liability or damages for a knowing and intentional breach of, or fraud in connection with, the Merger Agreement. In addition to the foregoing, no termination of the Merger Agreement will affect the obligations of the parties under the Confidentiality Agreement, all of which obligations survive termination of the Merger Agreement in accordance with their terms.

BigBand has agreed to pay Parent a termination fee of $5,500,000 in cash (the “Termination Fee”) if:

•	Parent terminates the Merger Agreement pursuant to any of first three bullet points under the Parent termination rights; or

•	BigBand terminates the Merger Agreement pursuant to the first bullet point under the BigBand termination right.

BigBand is also required to pay the Termination Fee if:

•

Parent or BigBand terminates the Merger Agreement pursuant to the mutual termination right set forth in the first bullet point under the definition of “mutual termination right” solely as a result of the failure to satisfy the Minimum Condition;

and:

•

following the execution of the Merger Agreement and prior to the termination of the Merger Agreement solely as a result of the failure to satisfy the Minimum Condition prior to such termination, an Acquisition Proposal (with “a majority” being substituted for references to “20%” in the definition of Acquisition Transaction) had been publicly announced or publicly disclosed, and in either case, has not been withdrawn or otherwise abandoned; and

•

the transaction contemplated by such Acquisition Proposal is consummated within one year after the termination of the Merger Agreement solely as a result of the failure to satisfy the Minimum Condition prior to such termination.

The Termination Fee is required to be paid by wire transfer of immediately available funds to an account designated in writing by Parent. BigBand is not obligated to pay the Termination Fee on more than one occasion.

The parties acknowledged that the agreements contained in the provisions regarding the Termination Fee are an integral part of the transactions contemplated by the Merger Agreement and that, without those provisions, the parties would not have entered into the Merger Agreement. If BigBand fails to pay the Termination Fee when due, BigBand is required to pay Parent and the Purchaser their reasonable out-of-pocket costs and expenses in connection with the collection of the Termination Fee, together with interest on the amount due at the publicly announced prime rate of Citibank, N.A. plus 2% from the date such payment was required to be made.

Fees and Expenses. Except as set forth above, all costs and expenses incurred by the parties will be paid by the party incurring such costs and expenses.

Tender and Voting Agreement

Parent and the Purchaser have entered into the Tender and Voting Agreement with certain of BigBand’s largest stockholders, RedPoint Omega Associates, LLC, Redpoint Omega, LLC, Redpoint Associates I, LLC, Redpoint Technology Partners A-1, L.P., Redpoint Technology Partners Q-1, L.P., Redpoint Ventures I, L.P. and ValueAct SmallCap Master Fund, L.P. The Shares subject to the tender and voting agreement represent approximately 31.4% of the issued and outstanding Shares, as of October 14, 2011. Pursuant to the Tender and Voting Agreement, each of the Tender Agreement Stockholders has agreed to tender, or cause to be tendered in the Offer any Shares it holds or acquires after the commencement of the Offer, free and clear of all liens or other encumbrances, promptly following the commencement of the Offer, and in any event no later than 10 Business Days following the commencement of the Offer. Each of the Tender Agreement Stockholders has also agreed not to withdraw its Shares once tendered unless (i) the Offer is terminated or has expired, in each case, in accordance with the terms of the Merger Agreement, or the Merger Agreement has been terminated in accordance with its terms or (ii) the Tender and Voting Agreement has been terminated in accordance with its terms. Except in the event of the termination of the Tender and Voting Agreement in accordance with its terms, each of the Tender Agreement Stockholders has waived any appraisal rights with respect to any Shares which may arise with respect to the Merger.

Each of the Tender Agreement Stockholders agreed to vote all Shares beneficially held by such Tender Agreement Stockholder (to the extent such Shares are not purchased in the Offer), in connection with any meeting of BigBand’s stockholders or any action by written consent in lieu of a meeting of stockholders:

•	in favor of adoption of the Merger Agreement; and

•

against: (i) any Acquisition Proposal or Acquisition Transaction; (ii) any change in BigBand’s capitalization or any amendment of BigBand’s certificate of incorporation or bylaws; (iii) any reorganization, recapitalization, liquidation or winding-up of BigBand or any other extraordinary transaction involving BigBand; and (iv) any corporate action the consummation of which would prevent or delay the consummation of the transactions contemplated by the Merger Agreement.

Until the earlier of (1) the Effective Time, (2) the termination of the Merger Agreement or (3) the termination of the Tender and Voting Agreement, except as otherwise provided therein, each of the Tender Agreement Stockholders have agreed not to:

•

directly or indirectly, offer for sale, sell, transfer, tender, pledge, encumber, assign, or otherwise dispose of, or enter into any contract, option, or other arrangement or understanding (including any profit sharing arrangement) with respect to the transfer of, any or all of such Tender Agreement Stockholder’s Shares, Options, RSUs or any other securities of BigBand;

•

grant any proxies or powers of attorney, or any other authorization or consent with respect to any or all of such Tender Agreement Stockholder’s Shares that could reasonably be expected to impede, interfere with or prevent the Merger; or

•	deposit any of such Tender Agreement Stockholder’s Shares or Options into a voting trust or enter into a voting agreement.

Additionally, each of the Tender Agreement Stockholders has agreed that it will not, and will not authorize or permit any of its representatives to, directly or indirectly, take any action with respect to any Acquisition Proposal that BigBand is prohibited from taking under the Merger Agreement; provided that, in the event BigBand takes permissible action under the Merger Agreement, then each Tender Agreement Stockholder will be entitled to participate in all actions that BigBand is or would be entitled to take so long as such actions are taken in compliance with the restrictions set forth in the Merger Agreement.

Notwithstanding the no solicitation provisions described above, the Tender Agreement does not limit the rights of any of the Tender Agreement Stockholders, or any designee of the Tender Agreement Stockholders, who is an officer or director of BigBand from acting in such capacity as an officer or director or voting in such person’s sole discretion on any matter.

The Tender Agreement and all rights and obligations of Parent, the Purchaser and the Tender Agreement Stockholders will terminate on the earlier of: (i) the date the Merger Agreement is terminated in accordance with its terms; (ii) the termination or expiration of the Offer; (iii) the Effective Time; (iv) the date of any amendment of the Offer to reduce the offer price for the Shares; and (v) March 31, 2012.

Compensation Arrangements with BigBand Executive Officers and Key Employees

During the one-year period following the consummation of the Merger, Parent has agreed (i) to maintain BigBand’s benefit plans (excluding equity based plans and individual employment agreements) at benefit levels that are no less favorable, in the aggregate, than those in effect at BigBand and its subsidiaries as of the date of the Merger Agreement; and (ii) to provide continuing employees benefits and severance payments (other than equity based benefits and individual employment agreements) that are, taken as a whole, no less favorable than the benefits and severance payments provided to similarly situated employees of BigBand. Parent has also agreed to credit all service of continuing employees for eligibility to participate, vesting and entitlement of benefits. In addition, each continuing employee will be eligible to participate, without any waiting time, in Parent’s benefit plans to the extent coverage under any such plan replaces coverage under a comparable BigBand plan in which such employee participated in immediately before the Acceptance Time.

Parent will honor, pay and perform all liabilities and obligations to BigBand employees and directors arising under change in control provisions in agreements with BigBand, including any applicable rights, payments, bonuses or other benefits triggered under such contractual arrangements in connection with a subsequent termination of such employee following the Acceptance Time. In addition, under the change of control provisions included in agreements between BigBand and Amir Bassan-Eskenazi, President and CEO of BigBand, 50% of Mr. Bassan-Eskenazi’s unvested Options and RSUs will vest as of the Acceptance Time, regardless of whether or not Mr. Bassan-Eskenazi is subsequently terminated. In addition, as a result of the change of control that will result pursuant to the Offer, Parent will be obligated, following the Acceptance Time, to make bonus payments in the aggregate amount of approximately $4.6 million to certain officers and employees of BigBand pursuant to BigBand’s existing change of control provisions with respect to certain bonus arrangements.

Additional information regarding payments that may be owed to directors and executive officers of BigBand as a result of the Offer and the Merger, including the information with respect to potential “golden parachute” payments, is included in BigBand’s Solicitation/Recommendation on Schedule 14D-9 under “Item 3. Past Contacts, Transactions, Negotiations and Agreements,” which description and information is incorporated herein by reference.

Confidentiality Agreement

On November 19, 2010 the parties entered into a Confidentiality Agreement (the “Confidentiality Agreement”), which governs the disclosure of any confidential information concerning the other party to other persons. As a condition to being furnished confidential information of the other party, in the Confidentiality Agreement, each of Parent and BigBand agreed, among other things, to keep such confidential information confidential and to use it only for specified purposes. The foregoing summary is qualified in its entirety by reference to the complete text of the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO filed by Parent on October  21, 2011 and is incorporated herein by reference.

14. Conditions of the Offer

Notwithstanding any other provisions of the Offer and in addition to the Purchaser’s rights and obligations to extend, amend or terminate the Offer in accordance with the provisions of the Merger Agreement and applicable law, the Purchaser will not be required to accept for payment or, subject to any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, pay for any validly tendered Shares, and may delay the acceptance for payment of or, subject to the provisions of the Merger Agreement and any applicable rules and regulations of the SEC, including Rule 14e-l(c) under the Exchange Act, the payment for, any validly tendered Shares if:

•	the Minimum Condition has not been satisfied at the Expiration Date;

•	any applicable waiting period (and any extensions thereof) under the HSR Act applicable to the transactions contemplated by the Merger Agreement shall not have expired or been terminated;

•

any governmental authority of competent jurisdiction in the United States has (i) enacted, issued or promulgated any law that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Offer or the Merger in the United States, (ii) issued or granted any order that is in effect as of immediately prior to the expiration of the Offer and has the effect of making the Offer or the Merger illegal in the United States or which has the effect of prohibiting or otherwise preventing the consummation of the Merger in the United States or (iii) commenced any legal proceeding seeking any of the consequences referred to in clause (i) and (ii) above;

•

the representations and warranties of BigBand set forth in the Merger Agreement are not true and correct as of immediately prior to the expiration of the Offer with the same force and effect as if made on and as of such date, except (i) for any failure to be so true and correct which does not have, individually or in the aggregate, a BigBand Material Adverse Effect (as defined below), (ii) for changes contemplated by the Merger Agreement, and (iii) for those representations and warranties which address matters only as of a particular date, which representations and warranties will be true and correct as of such particular date, except for any failure to be so true and correct as of such particular date which does not have, individually or in the aggregate, a BigBand Material Adverse Effect; provided, however, that, for purposes of determining the accuracy of the representations and warranties of BigBand set forth in the Merger Agreement for purposes of this paragraph all “BigBand Material Adverse Effect” qualifications set forth in such representations and warranties will be disregarded;

•

in the event that the exercise of the “Top-Up Option” (as defined below) is necessary to ensure that we or Parent owns at least 90% of the issued and outstanding Shares after the closing of the Offer, there exists under applicable law any restriction or legal impediment on our ability and right to exercise the Top-Up Option;

•	BigBand has failed to perform or comply in all material respects the obligations that are to be performed or complied by it under the Merger Agreement at or prior to the expiration date of the Offer;

•	any BigBand Material Adverse Effect has arisen or occurred following the execution and delivery of the Merger Agreement that is continuing as of immediately prior to the expiration of the Offer; or

•	the Merger Agreement has been properly and validly terminated in accordance with its terms.

After entering into the Merger Agreement, Parent, Purchaser and BigBand have determined that no filings will be required under the HSR Act in connection with the Offer and the Merger. As a result, the HSR Condition described in the first bullet above has been satisfied.

We do not currently expect that there will be any of the required governmental approvals or consents required. The foregoing conditions are for the sole benefit of Parent and the Purchaser, and may be asserted by Parent or the Purchaser regardless of the circumstances giving rise to any such conditions, and, other than the Minimum Condition, the HSR Condition and the No Injunctions Condition, may be waived by Parent or the Purchaser in whole or in part at any time and from time to time prior to the expiration of the Offer and in their sole discretion, in each case subject to the provisions of the Merger Agreement and the applicable rules and regulations of the SEC. Other than the Minimum Condition, the HSR Condition and the No Injunctions Condition, any reference in the Offer to Purchase to a condition or requirement being satisfied will be deemed to be satisfied if such condition or requirement is waived. The foregoing conditions will be in addition to, and not a limitation of, the rights of Parent and the Purchaser to extend, terminate, amend and/or modify the Offer pursuant to the terms and conditions of the Merger Agreement. The failure by Parent or the Purchaser at any time to exercise any of the foregoing rights will not be deemed a waiver of any such right and each such right shall be deemed an ongoing right that may be asserted at any time and from time to time.

15. Certain Legal Matters

Except as described in this Section 15—“Certain Legal Matters,” based on information provided by BigBand, none of BigBand, the Purchaser or Parent is aware of any license or regulatory permit that appears to be material to the business of BigBand that might be adversely affected by the Purchaser’s acquisition of the Shares in the Offer or of any approval or other action by a domestic or foreign governmental, administrative or regulatory agency or authority that would be required for the acquisition and ownership of the Shares by the Purchaser in the Offer. Except as otherwise described in this Offer to Purchase, although the Purchaser does not presently intend to delay the acceptance for payment of or payment for Shares tendered in the Offer pending the outcome of any such matter, there can be no assurance that any such approval or other action, if needed, would be obtained or would be obtained without substantial conditions or that failure to obtain any such approval or other action might not result in consequences adverse to BigBand’s business or that certain parts of BigBand’s business might not have to be disposed of or other substantial conditions complied with in the event that such approvals were not obtained or such other actions were not taken or in order to obtain any such approval or other action. If certain types of adverse action are taken with respect to the matters discussed below, the Purchaser could decline to accept for payment or pay for any Shares tendered. See Section 14—“Conditions of the Offer.”

Business Combination Statutes. BigBand is incorporated under the laws of the State of Delaware and therefore is subject to the provisions of Section 203 of the DGCL (the “Business Combination Provisions”), which imposes certain restrictions upon business combinations involving BigBand. The foregoing description is not complete and is qualified in its entirety by reference to the provisions of the Business Combination Provisions. In general, the Business Combination Provisions prevent a Delaware corporation from engaging in a “business combination” (which is defined to include a variety of transactions, including mergers) with an “interested stockholder” for a period of three years following the time such person became an interested stockholder unless:

•	prior to such time the board of directors of the corporation approved either the business combination or the transaction which resulted in the stockholder becoming an interested stockholder;

•

upon consummation of the transaction which resulted in the stockholder becoming an interested stockholder, the interested stockholder owned at least 85% of the voting stock of the corporation outstanding at the time the transaction commenced, excluding for purposes of determining the voting stock outstanding those shares owned (i) by persons who are directors and also officers and (ii) employee stock plans in which employee participants do not have the right to determine confidentially whether shares held subject to the plan will be tendered in a tender or exchange offer; or

•

at or subsequent to such time the business combination is approved by the board of directors and authorized at an annual or special meeting of stockholders, and not by written consent, by the affirmative vote of at least 66 2/3% of the outstanding voting stock which is not owned by the interested stockholder.

For purposes of the Business Combination Provisions, the term “interested stockholder” generally means any person (other than the corporation and any direct or indirect majority-owned subsidiary of the corporation) that (i) is the owner of 15% or more of the outstanding voting stock of the corporation or (ii) is an affiliate or associate of the corporation and was the owner of 15% or more of the outstanding voting stock of the corporation at any time within the three-year period immediately prior to the date on which it is sought to be determined whether such person is an interested stockholder; and the affiliates and associates of such person.

A Delaware corporation may elect not to be covered by the Business Combination Provisions in its original certificate of incorporation or through an amendment to its certificate of incorporation or bylaws approved by its stockholders. An amendment electing not to be governed by the Business Combination Provisions is not effective until 12 months after the adoption of such amendment and does not apply to any business combination between a Delaware corporation and any person who became an interested stockholder of such corporation on or prior to such adoption.

Neither BigBand’s certificate of incorporation nor bylaws excludes BigBand from the coverage of the Business Combination Provisions. Upon consummation of the Offer, Parent and the Purchaser could collectively be deemed to be an “interested stockholder” for purposes of the Business Combination Provisions and, absent prior approvals by the BigBand Board, the Business Combination Provisions could prohibit consummation of the Merger for a period of three years following consummation of the Offer. However, the BigBand Board approved the commencement of the Offer and the execution of the Merger Agreement. Accordingly, Parent and the Purchaser do not believe that the Business Combination Provisions, or any similar business combination laws or regulations of any other state will be an impediment to the consummation of the Offer or the Merger.

A number of states have adopted laws and regulations that purport to apply to attempts to acquire corporations that are incorporated in such states, or whose business operations have substantial economic effects in such states, or which have substantial assets, security holders, employees, principal executive offices or principal places of business in such states.

We have not attempted to comply with any state takeover statutes in connection with the Offer or the Merger, other than the Business Combination Provisions. We reserve the right to challenge the validity or applicability of any state law or regulation allegedly applicable to the Offer or the Merger, and nothing in this Offer to Purchase nor any action that we take in connection with the Offer is intended as a waiver of that right. In the event that it is asserted that one or more takeover or business combination statutes applies to the Offer or the Merger, and it is not determined by an appropriate court that the statutes in question do not apply or are invalid as applied to the Offer or the Merger, as applicable, we may be required to file certain documents with, or receive approvals from, the relevant state authorities, and if such a governmental authority sought or obtained an injunction seeking to prevent our purchase of Shares in the Offer, we might be unable to accept for payment or pay for Shares tendered in the Offer or be delayed in completing the Offer. In that case, we may not be obligated to accept for payment, or pay for, any Shares tendered.

BigBand has represented that no state anti-takeover or similar statute is applicable to the Merger Agreement, the Offer, the Merger or the other transactions contemplated by the Merger Agreement. If any anti-takeover or similar law or regulation is or has become applicable to the transactions contemplated by the Merger Agreement (including the Offer, the Merger and the Top-Up Option), each of BigBand, Parent and the Purchaser shall use their reasonable best efforts to ensure that the transactions contemplated by the Merger Agreement may be consummated as promptly as practicable on the terms contemplated therein and otherwise minimize the effects of any such statute or regulation on such transactions.

Antitrust Matters. Subsequent to the execution of the Merger Agreement, Parent, Purchaser and BigBand completed their respective reviews of the applicable antitrust or competition laws relevant to the Offer and the Merger, including in the United States under the under the HSR Act, and such laws in foreign jurisdictions where Parent and BigBand have operations. Although there can be no assurance that the Offer and/or the Merger will not be challenged by a private party or governmental authority, based on a review of Parent’s and BigBand’s respective businesses, Parent, Purchaser and BigBand believe that the Offer and the Merger can be completed in compliance with all antitrust or competition laws and no filings will be required in connection with the Offer or the Merger.

16. Fees and Expenses

Except as set forth below, we will not pay any fees or commissions to any broker, dealer or other person for soliciting tenders of Shares in the Offer.

UBS Securities LLC has acted as financial advisor to Parent in connection with this transaction and Parent has agreed to pay UBS Securities LLC customary fees for such services. The Purchaser and Parent have also agreed to reimburse UBS Securities LLC for its expenses, including fees, disbursements and other charges of its legal counsel and to indemnify UBS Securities LLC, its affiliates, its and their respective directors, officers, employees and agents and each other person controlling UBS Securities LLC or any of its affiliates against specified liabilities. In the ordinary course of business, UBS Securities LLC and its affiliates may hold or trade, for their own accounts and the accounts of their customers, securities of Parent and BigBand, and, accordingly, may at any time hold long or short positions in such securities.

The Purchaser has retained American Stock Transfer & Trust Company, LLC to act as the Depositary in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

The Purchaser has retained Morrow & Co., LLC to act as the Information Agent in connection with the Offer. Such firm will receive reasonable and customary compensation for its services. The Purchaser has also agreed to reimburse such firm for certain reasonable out of pocket expenses and to indemnify such firm against certain liabilities in connection with its services, including certain liabilities under the federal securities laws.

We will not pay any fees or commissions to any broker or dealer or other person for making solicitations or recommendations in connection with the Offer. Brokers, dealers, commercial banks, trust companies and other nominees will be reimbursed by the Purchaser for customary mailing and handling expenses incurred by them in forwarding material to their customers.

17. Legal Proceedings

On October 13, 2011, a purported class action lawsuit was filed in Superior Court of the State of California, County of San Mateo, by Debbie Bernstein, an alleged stockholder of BigBand (Bernstein v. BigBand Networks, Inc. et al., Case No. CIV509018). On October 18, 2011, another purported class action lawsuit was filed in Superior Court of the State of California, County of San Mateo, by Ezrah Naveh, another alleged stockholder of BigBand (Naveh v. Bassan-Eskenazi, et al., Case No. CIV509114). Both lawsuits purport to allege the following: (i) that the members of the BigBand Board breached fiduciary duties they assertedly owed in connection with the Offer and the Merger; (ii) that BigBand, Parent and the Purchaser have aided and abetted the purported breaches of fiduciary duty; (iii) that the Offer Price is unfair and inadequate; and (iv) that the Offer and the Merger are the result of an unfair process. The Naveh complaint also alleges that the members of the BigBand Board have (i) failed to disclose all material information relevant to the Offer and the Merger and (ii) engaged in self-dealing in connection with the Offer and the Merger. Both lawsuits seek, among other things, an injunction against the consummation of the Offer and the Merger and rescission of the Merger Agreement to the extent already implemented. Parent and the Purchaser intend to vigorously defend the claims raised against them in these lawsuits.

Except as discussed above, as of the date of this Offer to Purchase, neither the Purchaser or Parent is aware of any material pending legal proceeding relating to the Offer or the Merger.

18. Miscellaneous

We are making the Offer to all holders of Shares other than BigBand. We are not aware of any jurisdiction in which the making of the Offer or the tender of Shares in connection therewith would not be in compliance with the laws of such jurisdiction. If the Purchaser becomes aware of any jurisdiction in which the making of the Offer would not be in compliance with applicable law, the Purchaser will make a good faith effort to comply with any such law. If, after such good faith effort, the Purchaser cannot comply with any such law, the Offer will not be made to (nor will tenders be accepted from or on behalf of) the holders of Shares residing in such jurisdiction. In any jurisdiction where the securities, blue sky or other laws require the Offer to be made by a licensed broker or dealer, the Offer will be deemed to be made on behalf of the Purchaser by one or more registered brokers or dealers licensed under the laws of such jurisdiction.

No person has been authorized to give any information or to make any representation on our behalf not contained in this Offer to Purchase or in the Letter of Transmittal and, if given or made, such information or representation must not be relied upon as having been authorized.

We have filed with the SEC a Tender Offer Statement on Schedule TO pursuant to Rule 14d-3 under the Exchange Act, together with the exhibits thereto, furnishing certain additional information with respect to the Offer, and may file amendments thereto. In addition, BigBand has filed a Solicitation/Recommendation Statement on Schedule 14D-9 pursuant to Rule 14d-9 under the Exchange Act, together with exhibits thereto, setting forth its recommendation and furnishing certain additional related information. Such Schedules and any amendments thereto, including exhibits, may be examined and copies may be obtained in the manner set forth in Section 8—“Certain Information Concerning BigBand” and Section 9—“Certain Information Concerning Parent and the Purchaser.”

Amsterdam Acquisition Sub, Inc.

October 21, 2011

SCHEDULE I

DIRECTORS AND EXECUTIVE OFFICERS OF

PARENT AND THE PURCHASER

The names of the directors and executive officers of Parent and the Purchaser and their present principal occupations or employment and material employment history for the past five years are set forth below. Unless otherwise indicated, each director and executive officer has been so employed or held such position for a period in excess of five years and is a citizen of the United States. The business address of each of the directors and executive officers of Parent is c/o ARRIS Group, Inc., 3871 Lakefield Drive, Suwanee, Georgia 30024. The business address of each of the directors and executive officers of the Purchaser is c/o Amsterdam Acquisition Sub, Inc., 3871 Lakefield Drive, Suwanee, Georgia 30024.

ARRIS Group, Inc.

Board of Directors

Name	Principal Occupation
Alex B. Best	Prior to his retirement in 2000, Mr. Best was the Executive Vice President of Cox Communications, Inc. From 1986 through 1999, he served as the Vice President of Engineering of Cox. Since 2000, Mr. Best has continued to consult for Cox on a part-time basis. From 1966 through 1986, Mr. Best worked for Scientific-Atlanta and was involved in nearly every aspect of its cable television product development and business applications. Mr. Best served as Chairman of the National Cable Television Association’s Engineering Advisory Committee from 1995 until 2000.

Harry L. Bosco	Since 2000, Mr. Bosco has served as the Chief Executive Officer and President of OpNext, Inc. As of April 1, 2009, Mr. Bosco became the Chairman of the Board of OpNext, Inc. and in December 2010 assumed the role of interim Chief Executive Officer and President. From 1965 to 2000, Mr. Bosco held numerous senior management positions within Lucent Technologies, Bell Labs, and AT&T. Mr. Bosco also serves as a director of OpNext, Inc.

James A. Chiddix	Mr. Chiddix has over 35 years of experience in the cable industry. Prior to his retirement in 2007, Mr. Chiddix was the Chairman and Chief Executive Officer of OpenTV Corporation. From 2007 to 2009, he served as the Vice-Chairman of the Board of OpenTV Corporation. Prior to 2004, his previous roles included President at MystroTV (a division of Time Warner), Chief Technology Officer and Senior Vice President, Engineering and Technology at Time Warner Cable, Senior Vice President, Engineering at Oceanic Cable, and General Manager at Waianae Cablevision. Mr. Chiddix also currently serves as a director of Virgin Media, Inc., Dycom Industries, Inc., Symmetricom, Inc., and Magnum Semiconductor.

John Anderson Craig	Mr. Craig is a business consultant. From 1999 through 2000, Mr. Craig was Chief Marketing Officer of Nortel Networks, Inc. From 1981 to 1999, he held various senior management positions within Northern Telecom Inc., now known as Nortel Networks, Inc. Mr. Craig also serves as a director of CAE, Inc.

Matthew B. Kearney	Prior to his retirement in 1997, Mr. Kearney was the Chief Financial Officer of Griffin Gaming & Entertainment, Inc. (formerly Resorts

International, Inc.). Mr. Kearney also served as President of Griffin

Gaming & Entertainment, Inc. from 1993 through 1995. Prior to joining Resorts International, Inc., Mr. Kearney worked in public accounting for Price Waterhouse & Co. Mr. Kearney is a CPA (inactive) in New York and Florida.

William H. Lambert	Mr. Lambert retired in 1997. From 1988 to 1997, Mr. Lambert served as the Chairman, President and Chief Executive Officer of TSX Corporation, which was acquired by Parent in 1997. Mr. Lambert has been a private investor since 1998.

John R. Petty	Mr. Petty is the Chairman of TECSEC Incorporated, a data security company. Mr. Petty was a Director of Anixter International and the Chairman of Federal National Payables, Inc., Federal National Commercial, Inc., and Federal National Services, Inc., since 1992. Mr. Petty has been a private investor since 1988.

Robert J. Stanzione	Mr. Stanzione has been Chief Executive Officer of Parent since 2000. From 1998 through 1999, Mr. Stanzione was President and Chief Operating Officer of Parent. Mr. Stanzione has been a director of Parent since 1998 and has been the Chairman of the Board of Directors since 2003. From 1995 to 1997, he was President and Chief Executive Officer of Arris Interactive L.L.C. From 1969 to 1995, he held various positions with AT&T Corporation. Mr. Stanzione also serves as a director of National Cable & Telecommunications Association (NCTA) and Symmetricom, Inc.

Debora J. Wilson	Ms. Wilson is the former President and Chief Executive Officer (2004 through 2009) of The Weather Channel Inc., a leading multi-platform media organization. Prior to becoming the President and Chief Executive Officer of The Weather Channel, Inc., Ms. Wilson held other positions including Executive Vice President and Chief Operating Officer from 1994 to 2004. From 1979 through 1994, Ms. Wilson spent 15 years in the telecommunication industry at Bell Atlantic (now Verizon) and held management positions in network operations and new product development. Ms. Wilson also serves as a director of Markel Corporation and InterNap Network Services Corporation Inc.

David A. Woodle	In April 2008, Mr. Woodle became Chairman of the Board and Chief Executive Officer of NanoHorizons Inc., a nanotechnology company that specializes in producing nanosilver particles for anti-microbial applications. Prior to ARRIS’ acquisition of C-COR Incorporated on December 14, 2007, Mr. Woodle was C-COR’s Chairman and Chief Executive Officer, positions that he had held since 2000. Prior to joining C-COR, Mr. Woodle was Vice President and General Manager of Raytheon E-Systems/HRB Systems, and led merger transition efforts to successfully position that company in the wireless data telecommunications marketplace.

Executive Officers

Name	Principal Occupation
Robert J. Stanzione	Information regarding Mr. Stanzione is included above.

Lawrence A. Margolis	Mr. Margolis has been Executive Vice President, Strategic Planning, Administration, and Chief Counsel of Parent since 2004 and has served as the Secretary of Parent since 1992. Mr. Margolis was the Chief Financial Officer from 1992 to 2004. Prior to joining Parent, Mr. Margolis was Vice President, General Counsel and Secretary of Anixter, Inc., a global communications products distribution company, from 1986 to 1992 and General Counsel and Secretary of Anixter, Inc. from 1984 to 1986. Prior to 1984, he was a partner at the law firm of Schiff Hardin & Waite.

David B. Potts	Mr. Potts has been the Chief Financial Officer of Parent since 2004, and has been Chief Information Officer since the acquisition of Arris Interactive L.L.C. in August 2001. Prior to being named Chief Financial Officer in 2004, Mr. Potts was the Senior Vice President of Finance. Before joining Parent, he was Chief Financial Officer of Arris Interactive L.L.C. from 1995 to 2001. From 1984 to 1995, Mr. Potts held various executive management positions with Nortel Networks including Vice President and Chief Financial Officer of Bell Northern Research in Ottawa and Vice President of Mergers and Acquisitions in Toronto. Prior to Nortel Networks, Mr. Potts was with Touche Ross in Toronto. Mr. Potts is a member of the Institute of Chartered Accountants in Canada.

John O. Caezza	Mr. Caezza was appointed President of ARRIS Access, Transport & Supplies in December 2007. He previously had held the position of President of C-COR Incorporated’s Access and Transport business unit. He is responsible for the company’s product development, production, and technical support across its Access, Transport & Supplies group. Prior to joining C-COR in 2001, Mr. Caezza was Vice President and General Manager of the Broadband Communications Division of ADC Telecommunications, Inc., with primary responsibilities for strategic product creation and promotion. Mr. Caezza also has had extensive management experience with Philips Broadband Networks, Inc., including the position of Vice President of Engineering and Associate Director of International Sales.

Ronald M. Coppock	Mr. Coppock has been President of ARRIS Worldwide Sales since 2003. Prior to his current role, Mr. Coppock was President of International Sales since 1997 and was formerly Vice President International Sales and Marketing for TSX Corporation. Mr. Coppock has been in the cable television and satellite communications industry for over 20 years, having held senior management positions with Scientific-Atlanta, Pioneer Communications and Oak Communications. Mr. Coppock is an active member of the American Marketing Association, Kappa Alpha Order, Cystic Fibrosis Foundation Board, and the Auburn University Alumni Action Committee.

Bryant K. Isaacs	Mr. Isaacs was appointed President, Media & Communications Systems of Parent in December 2007 and was President of ARRIS New Business Ventures since 2002. Prior to his role as President, ARRIS New Business

Ventures, he was President of ARRIS Network Technologies since 2000. Prior to joining Parent, he was Founder and General Manager of Lucent Technologies’ Wireless Communications Networking Division in Atlanta from 1997 to 2000. From 1995 through 1997, Mr. Isaacs held the position of Vice President of Digital Network Systems for General Instrument Corporation where he was responsible for developing international business strategies and products for digital video broadcasting systems.

James D. Lakin	Mr. Lakin was appointed President, Advanced Technology and Services in 2007. Prior to his current role he was President of ARRIS Broadband since the acquisition of Arris Interactive L.L.C. in 2001. From 2000 to August 2001, he was President and Chief Operating Officer of Arris Interactive L.L.C. From 1995 to 2000, Mr. Lakin was Chief Marketing Officer of Arris Interactive L.L.C. Prior to 1995, he held various executive positions with Compression Labs, Inc. and its successor General Instrument Corporation.

Bruce W. McClelland	Mr. McClelland was appointed President Broadband Communications Systems of Parent in December 2007 and most recently had been Vice President & General Manager of the ARRIS Customer Premises Business Unit with responsibility for the development of a broad range of voice and data products. Prior to joining Parent in 1999 as Vice President of Engineering, he had eleven years of experience with Nortel Networks where he was responsible for development efforts on Nortel Networks’ Signaling System 7 and the Class 4/5 DMS switching product line.

Marc S. Geraci	Mr. Geraci has been Vice President and Treasurer of Parent since 2003 and has been with Parent since 1994. He began with Parent as Controller for the International Sales Group and in 1997 was named Chief Financial Officer of that group. Prior to joining Parent, he was a broker/dealer on the Pacific Stock Exchange in San Francisco for eleven years and, prior to that, in public accounting in Chicago for four years.

Amsterdam Acquisition Sub, Inc.

Name	Principal Occupation
Lawrence A. Margolis	Mr. Margolis has served as President and a director of Purchaser since it was formed in October 2011. Additional information regarding Mr. Margolis is included above.

David B. Potts	Mr. Potts has served as Treasurer and a director of Purchaser since it was formed in October 2011. Additional information regarding Mr. Potts is included above.

Marc S. Geraci	Mr. Geraci has served as Secretary and a director of Purchaser since it was formed in October 2011. Additional information regarding Mr. Geraci is included above.

Facsimile copies of the Letter of Transmittal, properly completed and duly signed, will be accepted. The Letter of Transmittal, certificates for Shares and any other required documents should be sent or delivered by each stockholder of BigBand or his or her broker, dealer, commercial bank, trust company or other nominee to the Depositary, at one of the addresses set forth below.

If delivering by mail:	If delivering by hand or courier:

American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department P.O. Box 2042 New York, New York 10272-2042	American Stock Transfer & Trust Company, LLC Operations Center Attn: Reorganization Department 6201 15th Avenue Brooklyn, New York 11219

By Facsimile Transmission

(for Eligible Institutions Only): (718) 234-5001

Confirm by Telephone:

Toll-free (877) 248-6417

(718) 921-8317

Questions and requests for assistance or additional copies of this Offer to Purchase, the Letter of Transmittal, the IRS Form W-9 (Request for Taxpayer Identification Number and Certification, including the instructions contained therein) may be directed to the Information Agent at the location and telephone number set forth below. Stockholders may also contact their broker, dealer, commercial bank or trust company for assistance concerning the Offer.

The Information Agent for the Offer is:

470 West Avenue

Stamford, CT 06902

(203) 658-9400

Banks and Brokerage Firms, Please Call: (203) 658-9400

Stockholders Call Toll Free: (877) 757-5405

E-mail: bigband.info@morrowco.com